UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2010
METHANEX CORPORATION
 (Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     ☐                    Form 40-F     ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐                    No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

IMPORTANT INFORMATION FOR SHAREHOLDERS
Notice of the Annual General Meeting of Shareholders
and
Information Circular
March 5, 2010
www.methanex.com

Methanex	1800 Waterfront Centre	Telephone: 604 661 2600
Corporation	200 Burrard Street	Facsimile: 604 661 2602
Vancouver, British Columbia
	Canada V6C 3M1	www.methanex.com
March 5, 2010
INVITATION TO SHAREHOLDERS
On behalf of the Board of Directors of Methanex Corporation, I would like to invite you to join us at our Annual General Meeting of shareholders. The meeting will be held at the Vancouver Convention Centre — East Building in Vancouver, British Columbia on Thursday, April 29, 2010 at 10:00 a.m.
At the meeting, we will be voting on a number of important matters, including a shareholder proposal regarding an advisory vote on executive compensation. We hope you will take the time to consider the information describing these matters in the accompanying Information Circular. We encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the Information Circular. If you are a “non-registered” shareholder, follow the instructions that you should receive from or on behalf of your intermediary to ensure that your shares get voted at the meeting according to your wishes.
The Board is not in favour of adopting an annual advisory vote on executive compensation for the reasons described in Schedule B to our Information Circular. However, we have recently implemented a web-based survey to enable shareholders to provide direct feedback on our approach to executive compensation and we encourage all shareholders to provide us with comments using this survey. Please see page 22 of the Information Circular for more information.
The meeting is a valuable forum for you to learn more about our 2009 performance and hear first-hand our strategy for the future. It will also provide you with an excellent opportunity to meet the Company’s directors and senior management and ask them any questions you may have.
We hope that you will attend the Annual General Meeting and we look forward to seeing you there. If you are unable to attend, the meeting will also be webcast live through the investor relations section of our website: www.methanex.com.

Sincerely,

Bruce Aitken
President and Chief Executive Officer

i

METHANEX CORPORATION
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
The Annual General Meeting (the “Meeting”) of the shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

DATE:	Thursday, April 29, 2010

TIME:	10:00 a.m. (Vancouver time)

PLACE:	Meeting Rooms 1 to 3 (Parkview Terrace) Vancouver Convention Centre — East Building 999 Canada Place Vancouver, British Columbia
The Meeting is being held for the following purposes:
1.	to receive the Consolidated Financial Statements for the financial year ended December 31, 2009 and the Auditors’ Report on such statements;

2.	to elect directors;

3.	to reappoint the auditors and authorize the Board of Directors to fix the remuneration of the auditors;

4.
to consider and, if thought fit, pass an ordinary resolution to ratify, confirm and approve certain amendments to the Company’s Stock Option Plan, the full text of which resolution is set out in Schedule A to the Information Circular accompanying this notice;

5.	to consider the shareholder proposal regarding an annual advisory vote on executive compensation as described in Schedule B to the Information Circular accompanying this notice; and

6.	to transact such other business as may properly come before the Meeting.
If you hold common shares of the Company and do not expect to attend the Meeting in person, please complete the enclosed proxy form and either fax it to (416) 368 2502 or toll free in North America 1 866 781 3111 or forward it to CIBC Mellon Trust Company using the envelope provided with these materials. Proxies must be received no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any adjournment thereof.
DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of March, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

RANDY MILNER
Senior Vice President, General Counsel and Corporate Secretary

ii

METHANEX CORPORATION
INFORMATION CIRCULAR
Information contained in this Information Circular is given as at March 5, 2010 unless otherwise stated.
PART I VOTING
Solicitation of proxies
This Information Circular is provided in connection with the solicitation of proxies by or on behalf of the management and Board of Directors (the “Board”) of Methanex Corporation (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held at the time and place (including any adjournment thereof) and for the purposes described in the accompanying Notice of Annual General Meeting of Shareholders.
It is anticipated that this Information Circular and the accompanying proxy form will be mailed on or about March 26, 2010 to holders of common shares of the Company (“Common Shares”).
What will be voted on at the Meeting?
Shareholders will be voting on those matters that are described in the accompanying Notice of Annual General Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters, other than the election of directors and the appointment of auditors.
Who is entitled to vote?
Only registered holders of Common Shares (“Registered Shareholders”) on March 12, 2010 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on the Record Date. As of March 5, 2010, there were 92,127,192 Common Shares outstanding. As of that date, to the knowledge of the directors and senior officers of the Company, no persons beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights of the Company.
Can I vote Common Shares that I acquired after the Record Date (March 12, 2010)?
No. Only Common Shares that are held by a shareholder on the Record Date are entitled to be voted at the Meeting.
How do I vote?
If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote by proxy or vote in person at the Meeting.
Voting by proxy
If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your shares in person (see “How do I revoke a proxy?” on page 3).
Voting in person
Registered Shareholders who will attend the Meeting and wish to vote their shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the Meeting.

What if I am not a Registered Shareholder?
Many shareholders are “non-registered shareholders.” Non-registered shareholders are those whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form.
Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow you to provide your voting instructions by telephone, on the Internet, by mail or by fax. You should carefully follow the directions and instructions received from your intermediary to ensure that your Common Shares are voted at the Meeting.
If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary. You will not need to complete any voting or proxy form as your vote will be taken at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the Meeting.
What is a proxy?
A proxy is a document that authorizes someone else to attend the Meeting and cast your votes for you. Registered Shareholders may use the enclosed proxy form, or any other valid proxy form, to appoint a proxyholder. The enclosed proxy form authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.
If you are a Registered Shareholder and you complete the enclosed proxy form by marking the appropriate boxes, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares at his or her discretion. See “How will my shares be voted if I give my proxy?” below.
How do I appoint a proxyholder?
Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other valid proxy form and deliver it to CIBC Mellon Trust Company within the time specified below for receipt of proxies.
If you leave the space on the proxy form blank, either Pierre Choquette or Bruce Aitken, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Choquette is the Chairman of the Board and Mr. Aitken is President and Chief Executive Officer of the Company.
For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares (or the holder’s attorney as authorized in writing) and then delivered to the Company’s transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax to (416) 368 2502 or toll free in North America 1 866 781 3111 and received no later than 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.
How will my shares be voted if I give my proxy?
If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your shares accordingly.
If you have not specified how to vote on a particular issue, then your proxyholder can vote your shares as they see fit. However, if you have not specified how to vote on a particular issue and Mr. Choquette or Mr. Aitken have been appointed as proxyholder, your shares will be voted in favour of all resolutions proposed by management and against the shareholder proposal regarding an annual advisory vote on executive compensation described in Schedule B. For more information on these issues, see Part II “BUSINESS OF THE MEETING.” The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual General Meeting of Shareholders and other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your shares as they consider best.

How do I revoke a proxy?
Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change their vote and if necessary revoke their proxy.
If you are a Registered Shareholder and you wish to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, ON M1S 0A1, Canada or by fax to (416) 368 2502 or toll free in North America 1 866 781 3111, or by mail to the registered office of the Company, Suite 1800, 200 Burrard Street, Vancouver, BC V6C 3M1, Canada, Attention: Corporate Secretary, or by fax to the Company to (604) 661 2602, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be hand-delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner described in “How do I appoint a proxyholder” above, you will be able to vote your shares in person at the Meeting.
Who pays for this solicitation of proxies?
The cost of this solicitation of proxies is paid by the Company. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of its management. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies.
Who counts the votes?
The Company’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies. This is done independently of the Company to preserve confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet legal requirements.
How do I contact the transfer agent?
If you have any inquiries, the Company’s principal registrar and transfer agent is CIBC Mellon Trust Company, and can be contacted as follows:

Email:	inquiries@cibcmellon.com
Toll-free:	1 800 387 0825
Telephone:	(416) 643 5500
Fax:	(416) 643 5501
Mail:	CIBC Mellon Trust Company PO Box 7010 Adelaide Street Postal Station Toronto, Ontario M5C 2W9
The Company’s co-registrar and co-transfer agent in the United States is the Registrar and Transfer Company; however, all shareholder inquiries should be directed to CIBC Mellon Trust Company.

PART II BUSINESS OF THE MEETING
RECEIVE THE FINANCIAL STATEMENTS
The consolidated financial statements for the year ended December 31, 2009 will be received by shareholders of the Company at the Annual General Meeting of the Company and are included in the Annual Report, which has been mailed to Registered Shareholders as required under the Canada Business Corporations Act (“CBCA”) and to non-registered shareholders that have requested such financial statements with the Notice of the Annual General Meeting of Shareholders and this Information Circular.
ELECTION OF DIRECTORS
The directors of the Company are elected each year at the Annual General Meeting of the Company and hold office until the close of the next Annual General Meeting or until their successors are elected or appointed. The Company has a majority voting policy for election of directors that is described on page 22. The articles of the Company provide that the Company have a minimum of 3 and a maximum of 15 directors. The bylaws of the Company state that when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board of Directors. The Board of Directors, on an annual basis, considers the size of the Board and on March 5, 2010, the directors determined that the Board of Directors shall consist of 11 directors, such size being consistent with effective decision-making.
The Corporate Governance Committee recommends to the Board nominees for election as directors. The process by which the Committee identifies new candidates for nomination to the Board of Directors is described on page 20, under the heading “Nominating Committee and Nomination Process.” The persons listed below are being proposed for nomination for election at the Meeting. The persons named as proxyholders in the accompanying proxy, if not expressly directed otherwise, will vote the Common Shares for which they have been appointed proxyholder in favour of electing those persons listed below as nominees for directors.
The following table sets out the names, ages and places of residence of all the persons to be nominated for election as directors, along with other relevant information, including the number and market value of Common Shares(1), Deferred Share Units (“DSUs”)(2) and Restricted Share Units (“RSUs”)(3) held by each of them as at the date of this Information Circular. In the case of Mr. Aitken, the Company’s President and Chief Executive Officer, the table sets out the number of Performance Share Units (“PSUs”)(4) and DSUs that he holds. Information regarding Mr. Aitken’s stock options(5) and other holdings can be found in the “Outstanding Option-Based Awards and Share-Based Awards” table on page 46. The table also sets out whether a nominee is independent or not independent. See page 17 for information on how director independence is determined. Unless otherwise stated, all Canadian dollar amounts in the table below have been converted to US dollars at a conversion rate of 1.142, being the Bank of Canada average noon rate for 2009.

BRUCE AITKEN Age: 55 Vancouver, BC, Canada Director since: July 2004 Not Independent	Mr. Aitken is President and Chief Executive Officer of the Company. Prior to his appointment in May 2004, Mr. Aitken was President and Chief Operating Officer of the Company from September 2003 and prior to that he was Senior Vice President, Asia Pacific of the Company (based in New Zealand). He has also held the position of Vice President, Corporate Development (based in Vancouver). He has been an employee of the Company and its predecessor methanol companies for about 19 years. Prior to joining the Company, Mr. Aitken was Executive Director of Cape Horn Methanol (now Methanex Chile) in Santiago.

Mr. Aitken has a Bachelor of Commerce degree from Auckland University and is a member of the New Zealand Institute of Chartered Accountants, ACA (Associate Chartered Accountant).

		Total 2009 Attendance
	2009	at Board and Committee
Board / Committee Memberships(6)	Attendance	meetings		Other Current Board Memberships
Member of the Board	6 of 6	6 of 6	100%	Chair, Advisory Board, Centre for CEO Leadership, Sauder School of Business, (educational institution) (since 2009)

Share and Share Equivalents Held as of March 5, 2010:

Total of PSUs
		(50% of	Total Market Value of
		balance),	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs	Common Shares	DSUs and PSUs(7)		Requirements		Ownership
Shares	and PSUs	and DSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
125,153	453,304	439,370	9,122,122	10,417,463	4,903,678	5,600,000	Yes

HOWARD BALLOCH Age: 58 Beijing, China Director since: December 2004 Independent	Mr. Balloch is President of The Balloch Group. Based in Beijing, The Balloch Group is a private investment advisory and merchant banking firm specializing in China and other Asian markets. Prior to this, from 1996 to 2001, Mr. Balloch was the Canadian Ambassador to the People’s Republic of China.

Mr. Balloch holds a Bachelor of Arts (Honours) in Political Science and Economics and a Masters Degree in International Relations, both from McGill University, Montreal.

		Total 2009 Attendance
	2009	at Board and Committee
Board / Committee Memberships	Attendance	meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee Human Resources Committee Public Policy Committee (Chair)	6 of 6 3 of 3 4 of 4 2 of 2	15 of 15	100%	Ivanhoe Mines Ltd. (since 2005) Ivanhoe Energy Inc. (since 2002) Tiens Biotech Group (USA) Inc. (since 2003)

Share and Share Equivalents Held as of March 5, 2010:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
4,000	18,603	22,603	469,279	535,917	175,131	200,000	Yes

PIERRE CHOQUETTE Age: 67 Vancouver, BC, Canada Director since: October 1994 Independent	Mr. Choquette is a corporate director and is Chairman of the Board of the Company. Mr. Choquette was Chairman of the Board and Chief Executive Officer of the Company from September 2003 to May 2004 and President and Chief Executive Officer of the Company from October 1994 to September 2003. He was a Company employee for nine years.

Mr. Choquette intends to resign as Chairman of the Board effective May 1, 2010, but will remain as a director of the Company assuming he is re-elected at the Meeting.

Mr. Choquette holds a Bachelor of Arts, Bachelor of Science and a Master of Science in Chemical Engineering from Laval University, Quebec City. He is also a graduate of the Advanced Management Program at the Harvard Graduate School of Business Administration.

Total 2009 Attendance
	2009	at Board and Committee
Board / Committee Memberships(9)	Attendance	meetings	Other Current Board Memberships
Member of the Board	6 of 6	6 of 6 100%	Canada Pension Plan Investment Board (government agency) (since 2008)

Share and Share Equivalents Held as of March 5, 2010:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
27,508	56,329	83,837	1,740,609	1,987,775	656,743	750,000	Yes

PHILLIP COOK Age: 63 Austin, Texas, USA Director since: May 2006 Independent	Mr. Cook is a corporate director. He held the position of Senior Advisor of The Dow Chemical Company from June 2006 until his retirement in January 2007. Dow Chemical provides chemical, plastic and agricultural products and services. Prior to his Senior Advisor position, Mr. Cook was Corporate Vice President, Strategic Development and New Ventures of Dow Chemical from 2005. Mr. Cook previously held senior positions with Dow Chemical including Senior Vice President, Performance Chemicals and Thermosets from 2003, and from 2000 he held the position of Business Vice President, Epoxy Products and Intermediates.

Mr. Cook holds a Bachelor of Mechanical Engineering from the University of Texas at Austin.

		Total 2009 Attendance
	2009	at Board and Committee
Board / Committee Memberships	Attendance	meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Public Policy Committee Responsible Care Committee (Chair)	6 of 6 8 of 8 2 of 2 3 of 3	19 of 19	100%	Member, College of Engineering Foundation Advisory Board of the University of Texas at Austin (educational institution)

Share and Share Equivalents Held as of March 5, 2010:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
12,500	11,846	24,346	505,467	577,244	175,131	200,000	Yes

THOMAS HAMILTON Age: 66 Houston, Texas, USA Director since: May 2007 Independent	Mr. Hamilton has been co-owner of Medora Investments, LLC, a private investment firm in Houston, Texas, since April 2003. Mr. Hamilton was Chairman, President and Chief Executive Officer of EEX Corporation, an oil and natural gas exploration and production company, from January 1997 until his retirement in November 2002. From 1992 to 1997, Mr. Hamilton served as Executive Vice President of Pennzoil Company and as President of Pennzoil Exploration and Production Company, one of the largest US-based independent oil and gas companies. Previously, Mr. Hamilton held senior positions at other oil and gas companies including BP and Standard Oil Company.

Subject to his re-election as a director of the Company at the Meeting, Mr. Hamilton will become the new Chairman of the Board of the Company effective May 1, 2010.

Mr. Hamilton holds a Master of Science and a PhD in Geology from the University of North Dakota. He also has a Bachelor of Science in Geology from Capital University, Columbus, Ohio.

	2009	Total 2009 Attendance
Board / Committee Memberships	Attendance	at Board and Committee meetings	Other Current Board Memberships
Member of the Board	6 of 6		FMC Technologies, Inc. (since 2001)
HCC Insurance Holdings, Inc. (since 2008)
Hercules Offshore Inc. (since 2004)
Audit, Finance and Risk Committee	5 of 5		Mental Health and Mental Retardation Authority, Harris
Corporate Governance Committee (Chair)	3 of 3	17 of 17	County, Texas (not for profit quasi-government
Responsible Care Committee	3 of 3	100%	agency) (since 2000)

Share and Share Equivalents Held as of March 5, 2010:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
12,000	11,846	23,846	495,086	565,389	175,131	200,000	Yes

ROBERT KOSTELNIK Age: 58 Corpus Christi, Texas, USA Director since: September 2008 Independent	Mr. Kostelnik has been the President and CEO of Cinatra Clean Technologies, Inc. since 2008. Cinatra is the exclusive provider in the United States of the automated BLABO tank cleaning system to the refining, pipeline and terminal sectors of the oil and gas industry. He held the position of Vice President of Refining for CITGO Petroleum Corporation from July 2006 until his retirement in 2007. Mr. Kostelnik held a number of senior positions during his 16 years with CITGO, a company that refines and markets petrochemical products. Previously, Mr. Kostelnik held various management positions at Shell Oil Company.

Mr. Kostelnik holds a Bachelor of Science (Mechanical Engineering) with honours from the University of Missouri and is a Registered Professional Engineer.

		Total 2009 Attendance
	2009	at Board and Committee
Board / Committee Memberships	Attendance	meetings		Other Current Board Memberships
Member of the Board Public Policy Committee Responsible Care Committee	6 of 6 2 of 2 3 of 3	11 of 11	100%	Association of Chemical Industry of Texas (industry association) (since 2004) Port of Corpus Christi (Texas) Authority (government agency) (since 2010)

Share and Share Equivalents Held as of March 5, 2010:

Total Market Value of
	Total	Total of	Common Shares,		Minimum Shareholding
Common	DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
18,300	8,593	26,893	558,348	637,633	175,131	200,000	Yes

DOUGLAS MAHAFFY Age: 64 Toronto, Ontario, Canada Director since: May 2006 Independent	Mr. Mahaffy held the position of Chairman and Chief Executive Officer of McLean Budden Limited from October 1989 to February 2008. On February 29, 2008, Mr. Mahaffy retired as Chief Executive Officer of McLean Budden; however, he remains Chairman until March 15, 2010. Mr. Mahaffy was also President of McLean Budden from October 1989 until September 2006. McLean Budden is an investment management firm that administers over $35 billion in assets for pension, foundation and private clients in Canada, the United States, Europe and Asia.

Mr. Mahaffy holds a Bachelor of Arts and a Master of Business Administration, both from York University, Toronto.

		Total 2009 Attendance
	2009	at Board and Committee
Board / Committee Memberships	Attendance	meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee Human Resources Committee Public Policy Committee	6 of 6 3 of 3 4 of 4 2 of 2	15 of 15	100%	Chairman, McLean Budden Limited (private) (since 1989) Canada Pension Plan Investment Board (government agency) (since 2009)(10)

Share and Share Equivalents Held as of March 5, 2010:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
0	27,007	27,007	560,715	640,336	175,131	200,000	Yes

A. TERENCE (TERRY) POOLE Age: 67 Calgary, Alberta, Canada Director since: February 1994(11) Independent	Mr. Poole is a corporate director. He held the position of Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation, a commodity chemical company, from May 2000 to June 2006. Prior to this, Mr. Poole held the position of Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000 and the position of Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998.

Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce from Dalhousie University, Halifax. He is a member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a member of the Financial Executives Institute.

Total 2009 Attendance
	2009	at Board and Committee
Board / Committee Memberships	Attendance	meetings		Other Current Board Memberships
Member of the Board	6 of 6	19 of 19	100%	Pengrowth Corporation (since 2005)
Audit, Finance and Risk Committee (Chair)(12)	8 of 8
Corporate Governance Committee	3 of 3
Public Policy Committee	2 of 2
Share and Share Equivalents Held as of March 5, 2010:

							Meets Stock
		Total of	Total Market Value of Common Shares,		Minimum Shareholding		Ownership
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Guidelines?
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	(8)
35,000	31,435	66,435	1,379,312	1,575,174	175,131	200,000	Yes

JOHN REID Age: 62 Vancouver, British Columbia, Canada Director since: September 2003 Independent	Mr. Reid is a corporate director. Mr. Reid held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company, from November 1997 to November 2005. Prior to this, he was Executive Vice President and Chief Financial Officer of Terasen for two years.

Mr. Reid has an economics degree from the University of Newcastle upon Tyne in the United Kingdom and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.

		Total 2009 Attendance
	2009	at Board and Committee
Board / Committee Memberships	Attendance	meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Human Resources Committee (Chair) Responsible Care Committee	6 of 6 7 of 8 4 of 4 3 of 3	20 of 21	95%	Corix Infrastructure Inc. (private) (since 2006) Corix Water Products Inc. (private) (since 2006) Finning International Inc. (since 2006)
Share and Share Equivalents Held as of March 5, 2010:

			Total Market Value of				Meets Stock
		Total of	Common Shares,		Minimum Shareholding		Ownership
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Guidelines?
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	(8)
10,000	36,408	46,408	963,515	1,100,334	175,131	200,000	Yes

JANICE RENNIE Age: 52 Edmonton, Alberta, Canada Director since: May 2006 Independent	Ms. Rennie is a corporate director. From 2004 to 2005, Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. At that time EPCOR built, owned and operated power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates and held senior positions in a number of other private firms. Rennie & Associates provided investment and related advice to small and mid-sized companies.

Ms. Rennie holds a Bachelor of Commerce from the University of Alberta and is a Fellow of the Institute of Chartered Accountants of Alberta.

		Total 2009 Attendance
	2009	at Board and Committee
Board / Committee Memberships	Attendance	meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Human Resources Committee	6 of 6 8 of 8 4 of 4	18 of 18	100%	Capital Power Corporation (since 2009) Greystone Capital Management Inc. (private) (since 2003) Matrikon Inc. (since 2003) Teck Resources Limited (since 2007) West Fraser Timber Co. Ltd. (since 2004)
Share and Share Equivalents Held as of March 5, 2010:

			Total Market Value of				Meets Stock
		Total of	Common Shares,		Minimum Shareholding		Ownership
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Guidelines?
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	(8)
2,000	15,172	17,172	356,522	407,148	175,131	200,000	Yes

MONICA SLOAN Age: 55 Calgary, Alberta, Canada Director since: September 2003 Independent	Ms. Sloan is a corporate director. She was Chief Executive Officer of Intervera Ltd. from January 2004 to December 2008. Intervera provided data quality products and services to the energy industry. Prior to this position Ms. Sloan was an Independent Consultant for ME Sloan Associates from October 1999.

Ms. Sloan holds a Master of Engineering from Stanford University and a Master of Business Administration from the Harvard Graduate School of Business Administration.

		Total 2009 Attendance
	2009	at Board and Committee
Board / Committee Memberships	Attendance	meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee Human Resources Committee Responsible Care Committee	6 of 6 3 of 3 4 of 4 3 of 3	16 of 16	100%	Industrial Alliance Pacific Insurance and Financial Services Inc. (since 2003)
Share and Share Equivalents Held as of March 5, 2010:

			Total Market Value of				Meets Stock
		Total of	Common Shares,		Minimum Shareholding		Ownership
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Guidelines?
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	(8)
3,000	42,034	45,034	934,988	1,067,756	175,131	200,000	Yes

(1)	The number of Common Shares held includes Common Shares directly or indirectly beneficially owned or under the control or direction of such nominee.

(2)	For information on Deferred Share Units, see “Deferred Share Unit Plan (Director DSUs)” on page 26.

(3)	For information on Restricted Share Units, see “Long-Term Incentive Awards — Restricted Share Unit Plan for Directors” on page 25.

(4)	For information on Performance Share Units, see “Performance Share Unit Plan” on page 39. Non-management directors do not participate in this plan.

(5)	Non-management directors ceased being granted stock options in 2003 and no non-management director currently holds any stock options.

(6)	Mr. Aitken is not a member of any Committee, but attends all Committee meetings in his capacity as President and Chief Executive Officer.

(7)	This value is calculated using $23.71, being the weighted average Canadian dollar closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the 90-day period ending March 5, 2010.

(8)
See page 30 for more information on director share ownership guidelines. All new directors have a reasonable period of time within which to meet their stock ownership guidelines. See page 43 for Mr. Aitken’s share ownership guidelines.

(9)	Mr. Choquette is not a member of any Committee, but attends all Committee meetings on an ex-officio basis in his capacity as Chairman of the Board.

(10)
Mr. Mahaffy was a director of Stelco Inc., a Canadian steel producer, from 1993 to March 2006. In January 2004, Stelco Inc. announced that it had obtained an Order of the Ontario Superior Court of Justice to initiate a court supervised restructuring under the Companies’ Creditors Arrangement Act (the “CCAA”). Stelco Inc. emerged from the protection of the CCAA in April 2006 and was acquired in October 2007 by a wholly owned subsidiary of the United States Steel Corporation.

(11)	Mr. Poole resigned as a director of the Company in June 2003 and was reappointed in September 2003.

(12)	Mr. Poole has been designated as the “audit committee financial expert.”

Summary of Board and Committee Meetings
For the 12 month period ending December 31, 2009

Board of Directors	6
Audit, Finance and Risk Committee	8
Corporate Governance Committee	3
Human Resources Committee	4
Public Policy Committee	2
Responsible Care Committee	3
Summary of Attendance of Directors at Board and Committee Meetings
For the 12 month period ending December 31, 2009

					%
	Board	% Board	Committee		Committee	Total Board and Committee
	Meetings	Meetings	Meetings Attended		Meetings	Meetings Attended
Director	Attended	Attended	#	Committee	Attended	#	%
Bruce Aitken(1)	6 of 6	100%	—		—	6 of 6	100%
Howard Balloch	6 of 6	100%	3 of 3	Corporate Governance	100%	15 of 15	100%
			4 of 4	Human Resources	100%
			2 of 2 (Chair)	Public Policy	100%
Pierre Choquette(2)	6 of 6	100%	—		—	6 of 6	100%
Phillip Cook(3)	6 of 6	100%	8 of 8	Audit, Finance and Risk	100%	19 of 19	100%
			2 of 2	Public Policy	100%
			3 of 3 (Chair)	Responsible Care	100%
Thomas Hamilton(4)	6 of 6	100%	5 of 5	Audit, Finance and Risk	100%	17 of 17	100%
			3 of 3 (Chair)	Corporate Governance	100%
			3 of 3	Responsible Care	100%
Robert Kostelnik	6 of 6	100%	2 of 2	Public Policy	100%	11 of 11	100%
			3 of 3	Responsible Care	100%
Douglas Mahaffy	6 of 6	100%	3 of 3	Corporate Governance	100%	15 of 15	100%
			4 of 4	Human Resources	100%
			2 of 2	Public Policy	100%
A. Terence Poole	6 of 6	100%	8 of 8 (Chair)	Audit, Finance and Risk	100%	19 of 19	100%
			3 of 3	Corporate Governance	100%
			2 of 2	Public Policy	100%
John Reid	6 of 6	100%	7 of 8	Audit, Finance and Risk	88%	20 of 21	95%
			4 of 4 (Chair)	Human Resources	100%
			3 of 3	Responsible Care	100%
Janice Rennie	6 of 6	100%	8 of 8	Audit, Finance and Risk	100%	18 of 18	100%
			4 of 4	Human Resources	100%
Monica Sloan	6 of 6	100%	3 of 3	Corporate Governance	100%	16 of 16	100%
			4 of 4	Human Resources	100%
			3 of 3	Responsible Care	100%
Total		100%			99%		99%

(1)	In 2009, Mr. Aitken attended all Committee meetings in his capacity as President and Chief Executive Officer of the Company.

(2)
Mr. Choquette attends Committee meetings on an ex officio basis in his capacity as Chairman of the Board. In 2009 Mr. Choquette attended all Committee meetings with the exception of one Audit, Finance and Risk Committee meeting in October.

(3)	Mr. Cook became Chair of the Responsible Care Committee in May 2009, when Mr. Graham Sweeney retired from the Board.

(4)
Mr. Hamilton replaced Mr. Mahaffy as Chair of the Corporate Governance Committee in May 2009 and joined the Audit, Finance and Risk Committee in May 2009 and attended all meetings of the Committee in 2009 after that time.

REAPPOINTMENT AND REMUNERATION OF AUDITORS
The directors of the Company recommend the reappointment of KPMG LLP, Chartered Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. KPMG LLP has served as the auditors of the Company for more than five years. As in past years, it is also recommended that the remuneration to be paid to the auditors be determined by the directors of the Company.
The persons named as proxyholders in the accompanying proxy, if not expressly directed to the contrary, will vote the Common Shares for which they have been appointed proxyholder to reappoint KPMG LLP, Chartered Accountants, as the auditors of the Company and to authorize the directors to determine the remuneration to be paid to the auditors.
Principal Accountant Fees and Services
Pre-Approval Policies and Procedures
The Company’s Audit, Finance and Risk Committee (the “Audit Committee”) annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions by which permissible services proposed to be performed by KPMG LLP are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.
All non-audit service engagements, regardless of the cost estimate, must be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.
Audit and Non-Audit Fees Billed by the Independent Auditors
Fees billed by KPMG LLP during the years ended December 31, 2009 and December 31, 2008 were as follows:

US$000s	2009	2008
Audit Fees	1,429	1,409
Audit-Related Fees	166	26
Tax Fees	186	217
All Other Fees	—	—

Total	1,781	1,652

Each fee category is described below.
Audit Fees
Audit fees were billed for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.
Audit fees billed in 2009 and 2008 were in respect of an “integrated audit” performed by KPMG LLP. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.
Audit-Related Fees
Audit-related fees were billed for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations related to the Company’s transition to international financial reporting standards (“IFRS”) and the accounting or disclosure treatment of other transactions.
Tax Fees
Tax fees were billed for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.

AMENDMENT OF STOCK OPTION PLAN
The Company has a Stock Option Plan (the “Plan”) under which options to purchase Common Shares may be granted to key employees of the Company and its subsidiaries. Information regarding the Plan is set out on pages 38 and 51 under “Stock Option Plan.”
Over the past many years the Company has reduced reliance on stock options as a reward and retention tool. Prior to 2003, the Company’s Long-Term Incentive Plan was exclusively comprised of stock options for both executives and directors. Commencing in 2003, directors ceased to be granted stock options and instead have received only non-dilutive share units and executives have received a percentage of their long-term incentive awards as stock options with the remainder received in the form of non-dilutive share units. In 2006, the Company adopted a Performance Share Unit (“PSU”) Plan and since that time all executive officers and other employees who participate in the Company’s Long-Term Incentive Plan have received 50% of the value of their long-term incentive awards in the form of PSUs and 50% in the form of stock options.
The Board recognizes the need to strike a proper balance between a long-term compensation program for management employees to align their interests with those of shareholders and shareholder concerns regarding dilution caused by the ongoing granting and exercising of options. In late 2008, the Human Resources Committee determined that due to the Company’s share buy back program the number of Common Shares outstanding had steadily decreased over the past several years and that, despite significant progress in reducing dilution by restructuring the Company’s Long-Term Incentive Plan to include first Restricted Share Units (“RSUs”) and later PSUs, increasingly higher dilution would occur in the future if the then-current stock option grant levels were maintained. In 2009, the Company received approval from shareholders to increase the stock option reserve to provide sufficient options for the 2009 grant and potentially a 2010 grant. However, the Human Resources Committee also requested that management review Long-Term Incentive Plan design alternatives.
Accordingly, in 2009, Towers Perrin was retained to review Long-Term Incentive Plan design alternatives and, based on a number of factors, including information provided by management as well as by Towers Perrin, the Human Resources Committee endorsed, in concept, the restructuring of the Long-Term Incentive Plan to provide for a combination of stock appreciation rights (“SARs”) and PSUs. A SAR provides an employee with essentially the same compensation as the employee would have received by exercising an option and immediately selling the underlying Common Share, but without increasing the number of outstanding Common Shares (which would dilute the interests of shareholders). The Human Resources Committee reviewed comprehensive information showing the impact of implementing the proposed new SAR plan including the effect on CEO and executive compensation, accounting, cash flow and stock option reserve, as well as a review of the personal tax impact for employees in each jurisdiction in which the Company has employees.
In order to ensure that employees in all jurisdictions will not be tax disadvantaged by the introduction of a SAR plan, management recommended to the Human Resources Committee that:
•	employees in all jurisdictions except for Canada, Belgium and Trinidad should receive stand-alone SARs as the tax impact of switching from stock options to SARs in these jurisdictions is neutral;

•	employees in Belgium and Trinidad should continue to receive stand-alone stock options as the tax treatment of SARs is disadvantageous compared to options; and

•	employees in Canada should receive stock options with tandem SARs attached because tandem SARs retain the tax attributes of stock options without the need for stock options to be exercised.[1]
In January 2010, the Human Resources Committee and the Board approved these recommendations and also approved a new SAR plan as well as amendments to the Plan to provide for stock options with tandem SARs. In addition, the Board reaffirmed the policy that the value of the Long-Term Incentive Plan in 2010 was to be delivered 50% in the form of SARs (or stock options with tandem SARs or stand-alone stock options) and 50% as PSUs.
The table below shows the total number of stand-alone SARs, stock options with tandem SARs and stand-alone stock options that were granted to employees on March 5, 2010. The Board’s approval of the amendments to the Company’s Stock Option Plan to provide for tandem SARs and the grant of tandem SARs on March 5, 2010 are subject to shareholder approval as described below under “Approvals Required”.

[1]
Based on the federal budget tabled by the Canadian government on March 4, 2010, in order for SARs to retain the same tax treatment as options upon exercise by employees in Canada, the Company would have to elect, for each issuance of SARs, to forego certain deductions available to the Company. If the budget, as tabled, becomes law, the Company intends to make this election for the options with tandem SARs granted by the Board on March 5, 2010.

	Number Granted	% of Total Granted
Type of LTI	March 5, 2010	March 5, 2010
Stand-alone SARs	394,065	32.6%
Stock options with tandem SARs (Canada)(1)	725,505	60.0%
Stand-alone stock options (Belgium and Trinidad)	89,250	7.4%

Total	1,208,820

(1)	The grant of tandem SARs is conditional upon shareholders approving the Stock Option Plan Amendments (defined below) at the Meeting.
The Proposed Amendments
The Board has approved an amended and restated Stock Option Plan (the “Amended Option Plan”). The Amended Option Plan provides for future grants of either stand-alone stock options or stock options with tandem SARs attached. The exercise of a tandem SAR will provide option holders with a right to exchange the attached option for a cash payment approximately equal in value to the amount that they would otherwise realize if they had exercised such option and immediately sold the underlying Common Share.
Under the terms of the Amended Option Plan, a tandem SAR entitles the holder to surrender the related option granted under the Amended Option Plan and to receive a cash amount equal to the excess of the “fair market value” over the “grant price” of the related option, net of any applicable withholding taxes and other required source deductions. The Amended Option Plan defines “grant price” for this purpose as the US dollar equivalent of the closing price of a Common Share on the Toronto Stock exchange (“TSX”) on the most recent day preceding the grant date upon which Common Shares were traded on the TSX. The US dollar equivalent of the closing price shall be calculated using the US Dollar/Canadian Dollar Daily Noon Rate as published by the Bank of Canada on the same day that the closing price is established for the grant date. “Fair market value” means the closing price of a Common Share on the Nasdaq Global Market (“Nasdaq”) on the most recent day preceding the exercise date upon which Common Shares were traded on the Nasdaq. Tandem SARs are granted under the Amended Option Plan in an amount equal to the number of options. Each exercise of a tandem SAR automatically terminates the option attached to such SAR. Unexercised tandem SARs terminate when the related option is exercised or the option terminates.
The Amended Option Plan provides that Common Shares subject to any option surrendered on exercise of a tandem SAR will be credited to the Company’s share reserve and will be available for future options granted under the Amended Option Plan. Therefore, the exercise of tandem SARs will reduce the need for further increases in the number of Common Shares reserved for options and will decrease dilution.
Based on historical data, the Company believes that most employees will exercise the tandem SARs instead of exercising the attached options. In the past, with stand-alone options, employees have had the ability to perform a “cashless exercise”. A cashless exercise occurs where options are exercised for Common Shares and then all of these shares are sold immediately. This enables the option holder to convert options to cash without having to provide personal funds to acquire the underlying Common Shares. The exercise of a tandem SAR is similar to a cashless option exercise and provides the employee with essentially the same cash compensation that would have been received through a cashless option exercise. Over the past five years, 96% of all options exercised by employees of the Company were by way of cashless exercise. It is, therefore, anticipated that most holders of options with tandem SARs will exercise the tandem SARs instead of the underlying options. In addition, employees who hold options with tandem SARs will no longer have the ability to perform a “cashless exercise” using options. Therefore, the easiest way for employees to convert options to cash will be to exercise the tandem SARs.
In short, the exercise of tandem SARs (instead of underlying options) under the Amended Option Plan provides essentially the same benefits to option holders under the existing Plan without increasing dilution for existing shareholders. It requires the Company to fund the cash benefit of a SAR from operating cash flow rather than issuing new Common Shares (and diluting existing shareholders) when an option is exercised. The Board believes that this is a more sensible way to fund long-term incentives to employees.
In addition, a minor amendment has been made to the Plan to clarify that the maximum number of Common Shares issued to insiders of the Company pursuant to options under the Plan within any one year period, or issuable to insiders of the Company pursuant to options under the Plan at any time, must not, when combined with all of the Company’s other security based compensation arrangements, exceed 10% of the Company’s total issued and outstanding securities.

Approvals Required
On March 5, 2010 the Board of Directors granted officers and employees in Canada 725,505 options to acquire Common Shares with tandem SARs attached. The grant of tandem SARs under the Amended Stock Option Plan is conditional upon the amendments to the Plan as described above (“Stock Option Plan Amendments”) being approved, to the extent necessary, by all applicable regulatory authorities, including the TSX and the Nasdaq (collectively, the “Exchanges”). Under the requirements of the Exchanges and, as described above, the terms of the Plan, the Stock Option Plan Amendments must also be approved by the shareholders of the Company.
Consequently, at the Meeting, shareholders will be asked to consider and, if thought fit, pass an ordinary resolution ratifying, confirming and approving the Stock Option Plan Amendments. Shareholders wishing to receive a copy of the Amended Option Plan should contact the Corporate Secretary of the Company at 604-661-2600. The text of the proposed resolution is set out in Schedule A. This resolution must be passed by a simple majority of the votes cast by shareholders entitled to vote in person or by proxy at the Meeting.
As described above, the Company is also adopting a separate SAR plan for employees who have been granted stand-alone SARs. The TSX does not require that the separate SAR plan be approved by shareholders, as it does not involve an amendment to the Stock Option Plan.
The Board of Directors unanimously recommends that shareholders vote FOR the resolution set out in Schedule A. Unless instructed otherwise, the persons named in our form of proxy will vote FOR the resolution.
SHAREHOLDER PROPOSAL REGARDING ANNUAL ADVISORY VOTE ON EXECUTIVE COMPENSATION
The Company has received a shareholder proposal related to an advisory vote on executive compensation. The Board of Directors unanimously recommends that shareholders vote AGAINST this resolution. Unless instructed otherwise, the persons named in our form of proxy will vote AGAINST the resolution. Please see Schedule B to this Information Circular for complete information regarding this proposal.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
None of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, other than the election of directors and the approval of the Stock Option Plan Amendments. Some of the officers of the Company are eligible to be granted options with tandem SARs in the future under the Stock Option Plan. As a result, they may be considered to have an interest in the approval of the Stock Option Plan Amendments. In addition, certain officers of the Company were granted options with tandem SARs on March 5, 2010, and the issuance of such tandem SARs is conditional upon the Stock Option Plan Amendments being approved by shareholders.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
None of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year that has materially affected or would or could materially affect the Company or any of its subsidiaries.

PART III CORPORATE GOVERNANCE
Statement of Corporate Governance Practices
Corporate governance is a key priority for the Company. We define corporate governance as having the appropriate processes and structures in place to ensure that our business is managed in the best interests of our shareholders while keeping in mind the interests of all stakeholders. We believe good corporate governance is critical to the Company’s effective, efficient and prudent operation.
The Company is a Canadian reporting issuer with its Common Shares listed on the TSX, the Nasdaq and the Foreign Securities Market of the Santiago Stock Exchange of Chile. In Canada, we are subject to National Instrument 58-101 — Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 — Corporate Governance Guidelines (the “Guidelines”). The Disclosure Instrument requires us to disclose certain corporate governance practices that we have adopted, while the Guidelines provide guidance on various corporate governance practices that companies like ours should adopt. The Company also closely monitors the development of corporate governance issues in Canada and adopts best practices where such practices are aligned with our values and our goal of continuous improvement. A brief description of our corporate governance practices, with reference to the areas set out in the Disclosure Instrument and the Guidelines, follows.
1. Board of Directors
The Board has adopted a set of Corporate Governance Principles to provide for a system of principled goal-setting, effective decision-making and ethical actions. A copy of the Corporate Governance Principles can be found in Schedule C attached to this Information Circular and on our website.
2010 Board Objectives
Every year the Board of Directors establishes an annual set of “Board Objectives.” In late 2009, the Board established several key objectives for 2010 including:
•
focus on developments in each of the key production regions of Chile, New Zealand, Egypt and Trinidad, particularly with respect to gas exploration and development in Chile and New Zealand and the completion and start-up of the new Egypt methanol facility;

•	closely monitor cash management and liquidity to enable the Company to execute its business strategy;

•	focus attention on the reliability of plant assets; and

•	provide increased focus on our director education program, including more in-depth sessions on key aspects of the business and the industry.
The status of and future actions for each objective are discussed at each Board meeting.
Committees of the Board of Directors
The Board has established five standing Committees with written mandates defining their responsibilities and a requirement to report regularly to the Board. All Committee members have been determined to be independent in accordance with Nasdaq rules and Canadian securities regulations and no Committee member was, during 2009, or is currently, an officer or employee of the Company or any of its subsidiaries.
The following table lists each of our Board Committees, its members and a summary of its key responsibilities.

		Meetings	Overall
		in 2009	Attendance
Committee	Members	(#)%		Summary of Key Responsibilities
Audit, Finance and Risk Committee(1)	A. Terence Poole (Chair)(2) Phillip Cook Thomas Hamilton	8	97%	• assisting the Board in fulfilling its oversight responsibility relating to:
	John Reid Janice Rennie			• the integrity of the Company’s financial statements
				• the financial reporting process
				• systems of internal accounting and financial controls
				• professional qualifications and independence of the external auditors
				• performance of the external auditors
				• risk management processes
				• financing plans and pension plans
				• compliance by the Company with ethics policies and legal and regulatory requirements

Corporate Governance Committee	Thomas Hamilton (Chair) Howard Balloch Douglas Mahaffy A. Terence Poole Monica Sloan	3	100%	• establishing the appropriate composition and governance of the Board, including compensation of all non-management directors and oversight of the director education program
				• recommending nominees for election or appointment as directors
				• annually assessing and enhancing the performance of the Board, Board Committees and Board members
				• shaping the corporate governance of the Company and developing corporate governance principles for the Company
				• monitoring compliance by the Company with ethics policies and legal and regulatory requirements
				• establishing and reviewing annually, the terms of reference for the Chairman of the Board, the Committee Chairs and individual directors.

Human Resources Committee	John Reid (Chair) Howard Balloch Douglas Mahaffy	4	100%	• approving the goals and objectives of the CEO and evaluating the CEO’s performance
	Janice Rennie Monica Sloan			• reviewing and recommending to the Board for approval the remuneration of the Company’s senior executives
				• approving the remuneration of all other employees on an aggregate basis
				• approving the executive compensation discussion and analysis
				• reporting on the Company’s organizational structure, officer succession plans, total compensation practices, human resource policies and executive development programs
				• recommending grants and administrative matters in connection with the Long-Term Incentive Plan
				• reviewing the operations and administration of the Company’s retirement plans

Public Policy Committee	Howard Balloch (Chair) Phillip Cook Thomas Hamilton Robert Kostelnik A. Terence Poole	2	100%	• reviewing public policy matters that have a significant impact on the Company, including those relating to government relations and public affairs

Responsible Care Committee	Phillip Cook (Chair) Thomas Hamilton Robert Kostelnik	3	100%	• reviewing matters relating to the environment and occupational health and safety issues that impact significantly on the Company
	John Reid Monica Sloan			• overseeing the Company’s Responsible Care ® Policy and Social Responsibility Policy
				• reviewing the policies and standards that are in place to ensure that the Company is carrying out all of its operations in accordance with the principles of Responsible Care ®

(1)
The mandate of the Audit, Finance and Risk Committee, together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Company’s Annual Information Form dated March 16, 2010.

(2)	Mr. Poole is the “audit committee financial expert.”

Director Independence
Independence Status of Directors

Name	Management	Independent	Not Independent
Bruce Aitken	x
Howard Balloch		x
Pierre Choquette		x
Phillip Cook		x
Thomas Hamilton		x
Robert Kostelnik		x
Douglas Mahaffy		x
A. Terence Poole		x
John Reid		x
Janice Rennie		x
Monica Sloan		x
Ten of the 11 nominees who are standing for election to the Company’s Board have been determined by the Board to be independent in accordance with Nasdaq rules and the Disclosure Instrument. Mr. Aitken is the President and Chief Executive Officer of the Company and is therefore not independent.
In accordance with section 6 of our Corporate Governance Principles, the Board must be composed of a substantial majority of independent directors. The mandates of the Audit, Finance and Risk Committee and Corporate Governance Committee state that these committees must be composed wholly of independent directors. The mandate of the Human Resources Committee states that no committee member shall be an officer of the Company. In addition, Section 5 of the Corporate Governance Principles provides that if the Chairman of the Board is not independent, the independent directors on the Board shall select from among themselves a Lead Independent Director.
All Committees of the Board are currently constituted exclusively of independent directors. Mr. Aitken, in his capacity as President and Chief Executive Officer of the Company, and Mr. Choquette, in his capacity as Chairman of the Board, attend Committee meetings.
Other Directorships and Interlocking Relationships
Several of the nominees are directors of other reporting issuers. For details, please refer to the biographies for each nominee under “Election of Directors.” Mr. Choquette and Mr. Mahaffy currently serve together on the board of the Canada Pension Plan Investment Board (“CPP”), the Investment Committee of CPP and the Human Resources and Compensation Committee of CPP. Mr. Choquette has been a member of the CPP board since February 2008 and Mr. Mahaffy since October 2009.
Other than Mr. Choquette and Mr. Mahaffy, there were no nominees who served together as directors on the boards of other corporations or acted together as trustees for other entities during 2009.
In Camera Sessions
Following each in-person meeting of the Board and of the Audit, Finance and Risk Committee and the Human Resources Committee, the independent directors hold regularly scheduled “in camera” sessions at which non-independent directors and members of management are not in attendance. In camera sessions also follow most other Committee meetings. In 2009, the Board held six in-person meetings, the Audit, Finance and Risk Committee held six in-person meetings and the Human Resources Committee held four in-person meetings. In camera sessions were held following each in-person meeting.
Meeting Attendance Records
The cumulative Board and Committee meeting attendance rate for all directors in 2009 was 99%. For information concerning the number of Board and Committee meetings held in 2009, as well as the attendance record of each director for those meetings, see the chart on page 10.

2. Board Mandate
Section 3 of the Company’s Corporate Governance Principles include the Board mandate that describes the Board’s responsibilities. A copy of the Corporate Governance Principles can be found in Schedule C attached to this Information Circular and on our website.
3. Position Descriptions
Board Chairman and Committee Chairs
The Board has developed written position descriptions (which we call “Terms of Reference”) for the Chairman of the Board and each Committee Chair. The Terms of Reference for both the Chairman of the Board and for Committee Chairs can be found on our website.
Individual Directors
The Board has developed written Terms of Reference for individual directors that can be found on our website. Section 4 of the Corporate Governance Principles also sets out the responsibilities of each director.
Chief Executive Officer (“CEO”)
The CEO has a written position description that sets out the position’s key responsibilities. In addition, the CEO has specific annual corporate and personal performance objectives and incentive compensation targets that he is responsible for meeting. These objectives and targets are reviewed, approved and tracked during the year by the Board through the Human Resources Committee. See “Short-Term Incentive Plan” commencing on page 33 for more complete information on these objectives and targets.
Retirement Policy
The Board of Directors has determined that there should not be a mandatory retirement age for directors and the Corporate Governance Principles establish that there should not be cumulative term limits for directors. Section 6 of the Company’s Corporate Governance Principles reflects this policy and states as follows:

Cumulative term limits for directors should not be established as this could have the effect of forcing directors off the Board who have gained a deep and detailed knowledge of the Company’s operations and business affairs. At the same time, the value of some turnover in Board membership to provide an ongoing input of fresh ideas and new knowledge is recognized. The Corporate Governance Committee shall review annually the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity.

4. Orientation and Continuing Education
To familiarize directors with the role of the Board, its Committees, the directors and the nature and operation of the Company’s business, all directors are provided with a director’s manual in the form of a CD that contains information covering a wide range of topics including:
•	Duties of directors and directors’ liabilities
•	Board and committee governance documents
•	The Company’s Code of Business Conduct and Vision and Core Values
•	Strategic plans, operational reports, marketing reports and budgets
•	Important corporate policies
•	Recent regulatory filings and analyst reports
•	Information on our corporate and organizational structure
CDs containing updated information are provided to all directors on an ongoing basis. In addition, the Company encourages directors to meet with senior management and to visit our operations and plant locations.

The Board recognizes the importance of ongoing education for directors. Section 4 of the Company’s Corporate Governance Principles states that directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. The Company and all of our directors are members of the Institute of Corporate Directors (“ICD”) and the Company pays the cost of this membership for each director. Many of our directors have attended courses and programs offered by ICD. The Company also encourages directors to attend other appropriate continuing education programs and the Company contributes to the cost of such programs. As well, written materials that are likely to be of interest to directors and that have been published in periodicals, newspapers or by legal or accounting firms are routinely forwarded to directors. Such materials are often also included in a “supplemental reading” section in Board and Committee books.
As one of its key objectives for 2010, the Board has decided to put increased focus on the director education program. The Corporate Governance Committee is responsible for overseeing the program and the Committee has determined, based on feedback from all directors, that the program should focus primarily on providing the directors with more in-depth information about key aspects of the business, including the material risks and opportunities facing the Company and the industry. Each year directors are asked to provide input into the agenda for the following year’s education program. The Committee reviews this input and decides on the areas of focus for the program. Management schedules presentations and seminars covering these areas, some of which are presented by management and others by external consultants or experts.
The Board received a number of presentations in 2009 focused on deepening the Board’s knowledge of the business, the industry and the key risks and opportunities facing the Company as well as regulatory changes materially impacting the Company, such as the Company’s transition to IFRS. The Board also conducts an annual one-day strategy session that provides detailed information on the business environment and trends affecting the Company. In addition, Board meetings are periodically held at a location where the Company has methanol production operations or significant commercial activities. These site visits give directors an extended opportunity to interact with customers, business associates, government officials and high potential employees; tour facilities and gain an in-depth understanding of our global operations.
5. Ethical Business Conduct
Code of Business Conduct
The Company has a written Code of Business Conduct (the “Code”) that applies to all employees, officers and directors. It provides a set of standards meant to help them avoid wrongdoing and to promote honest and ethical behaviour while conducting the Company’s business. The Code also establishes a confidential “whistle-blower” hotline for reporting suspected violations of the Code. The Code is reviewed annually by the Board. A copy of the Code may be found on our website. A printed version is also available upon request to the Corporate Secretary of the Company.
The Board monitors compliance with the Code primarily through the Audit, Finance and Risk Committee and the Corporate Governance Committee. These committees receive regular updates on matters relating to the Code, including an annual report on the activities undertaken by management to maintain and increase Code awareness throughout the organization and the results of surveys designed to determine employee awareness of the Code.
The Code states that suspected Code violations, whether received through the whistle-blower hotline or otherwise, are to be reported to the legal department and the General Counsel shall investigate the matter. The Corporate Governance Committee is made aware of all such reports. Furthermore, the Chair of the Audit, Finance and Risk Committee is advised of all reports that concern accounting or audit matters and the Chair of that Committee and the General Counsel together determine how such a matter should be investigated and by whom.
No material change report has been filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.
Transactions Involving Directors or Officers
The Code of Business Conduct contains a specific provision relating to the need for directors, officers and all employees to avoid conflicts of interest with the Company. Furthermore, the Corporate Governance Committee is mandated to consider questions of independence and possible conflicts of interest of directors and officers. To that end, each director and officer completes an annual questionnaire in which they report on all transactions material to the Company in which they have a material interest. A report of all transactions involving the Company and the directors and executive officers is provided to the Corporate Governance Committee.

CEO Trading Policy
The Company has a policy stating that if the President and Chief Executive Officer intends to sell securities of the Company or exercise options, a press release will be issued no less than five business days in advance of the date of the intended transaction. The press release shall contain information that includes the maximum amount of shares or options intended to be sold or exercised, the expected date of the transaction, the approximate number of Common Shares the President and CEO will hold after the intended transaction, the share ownership guideline applicable to the President and CEO and whether it is reasonably expected that the President and CEO will meet the guideline immediately after the anticipated transaction.
Recoupment Policy
In late 2009, the Board approved a Recoupment Policy that provides for the forfeiture of options, shares or share units or repayment of cash compensation received by employees in certain circumstances where the employee is involved in wrongdoing. For more information on this policy, please see page 41.
Other Measures
The Board takes other steps to encourage and promote a culture of ethical business conduct. First, section 3 of the Company’s Corporate Governance Principles states that the Board has an obligation to satisfy itself as to the integrity of the CEO and other executive officers and that they are creating a culture of integrity throughout the organization. On an annual basis, the Corporate Governance Committee considers and reports to the Board on this issue. In addition, the Board has adopted a Social Responsibility Policy that covers a host of activities such as social investment, governance, employee engagement and development and community involvement and creates a linkage with the Company’s firmly established Responsible Care® ethic.
The Company also has several other policies governing ethical business conduct, including a Corrupt Payments Prevention Policy, a Political Donation Policy, a Corporate Gifts and Entertainment Policy and a Confidential Information and Trading in Securities Policy. The Corrupt Payments Prevention Policy prohibits the payment of bribes and kickbacks by the Company’s employees and agents. The Political Donation Policy prohibits all political donations unless they are specifically approved in advance by the Company’s President and CEO. The Corporate Gifts and Entertainment Policy provides guidelines to Company employees on the appropriateness of gifts, gratuities or entertainment that may be offered to or accepted from third parties with whom the Company has commercial relations. The Confidential Information and Trading in Securities Policy provides guidelines to employees with respect to the treatment of confidential information and advises insiders of the Company when it is permissible to trade securities of the Company. This policy also prohibits insiders from engaging in short selling of the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.
6. Board Renewal
Nominating Committee and Nomination Process
The Board has established the Corporate Governance Committee as its nominating committee. The Committee is composed entirely of independent directors. A summary of the key responsibilities of the Corporate Governance Committee can be found under “Committees of the Board of Directors” beginning on page 15.
The Committee is responsible for identifying new candidates to stand as nominees for election or appointment as directors to our Board of Directors. The Committee uses a Board skills matrix to assist in this process. On an annual basis, the Committee reviews a matrix that sets out the various skills and experience considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The Committee then assesses the skills and experience of each current Board member against this matrix. When completed, the matrix helps the Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new directors to fill any gaps. Below is a summary of the current Board skills matrix that sets out the various skills and experience categories and the Committee’s determination as to how many directors on the Board should possess those skills and experience. The Committee has reviewed all of the skills and experience of the current Board members against the matrix and has determined that the target numbers have been met.

Target Number of
Non-Management
Skills & Experience	Directors
Leadership	3-4
Commodity experience	3-4
Global chemical industry experience	3+
CFO or retired audit partner	2
Capital markets	1
Government affairs	1
Previous board experience	7+
Environmental	2-3
International experience	5-6
Energy	1-2
In identifying potential director candidates, the Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, board dynamics and personal characteristics. Desirable individual characteristics include integrity, credibility, the ability to generate public confidence and maintain the goodwill and confidence of our shareholders, sound and independent business judgment, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis. Background checks, as appropriate, are completed prior to nomination.
Suitable director candidates have, over the past several years, been identified primarily through the use of an executive search firm retained under the authority of the Committee. The selection process is led by the Chair of the Committee but all Committee members and the Chairman of the Board are routinely updated on the process and the individuals being considered. The Committee Chair, the Board Chairman and the CEO meet in person with the candidate to discuss his or her interest and ability to devote the time and resources required to meet the Company’s expectations for directors. The recommended candidate is then formally considered by the Committee and, if approved, the candidate is recommended to the Board.
Over the last several years, the Board has focused on renewal and this is illustrated by the chart below. Since 2004, six directors have retired and seven new directors have joined the Board.
Board Tenure
as at March 5, 2010
In keeping with our focus on Board renewal, Mr. Choquette, the current Chairman of the Board, has announced his intention to resign as Chairman effective May 1, 2010. Mr. Hamilton will become the Chairman of the Board effective May 1, 2010 assuming that he is re-elected at the Meeting on April 29, 2010. Mr. Choquette will remain as a director of the Company assuming he is also re-elected at the Meeting.

          Majority Voting for Directors
In 2006, the Board adopted a policy that states that any nominee for election as a director at an Annual General Meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour will be deemed not to have received the support of shareholders. A director elected in such circumstances will tender his or her resignation to the Chair of the Corporate Governance Committee and that Committee will review the matter and make a recommendation to the Board. The Board will, within 90 days of the Annual General Meeting, issue a public release either announcing the resignation of the director or justifying its decision not to accept the resignation.
If the resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation. This policy applies only to uncontested director elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.
7. Director and Officer Compensation
Director and officer compensation is determined by the Board. The process followed for determining director compensation is described commencing on page 24 and the process for determining executive compensation is described commencing on page 32.
8. Shareholder Survey on Executive Compensation
The Board appreciates the importance that shareholders place on executive compensation and believes that it is important to engage shareholders on this topic. With this in mind, in late 2009 the Board decided to implement a web-based survey to enable our shareholders to provide feedback on our approach to executive compensation as disclosed in this Information Circular. The survey is available to shareholders in the Investor Relations section of our website (www.methanex.com) between March 26, 2010 (the date that this Information Circular is filed with securities regulators) until June 30, 2010. In order to submit comments, you will be asked to provide your name and confirm that you are a current shareholder. Shareholders may comment generally or on specific aspects of our executive compensation and may provide as much detail as they wish. Shareholders who choose to provide an e-mail address may be contacted in order for the Board to better understand their particular concerns. All comments will be provided to the Chair of the Human Resources Committee and discussed at the July 2010 Board meeting to determine what actions are to be taken to address concerns raised. We will provide a report on this process in our annual disclosure documents next year. We intend to run this web-based survey on an annual basis.
9. Assessments
The Company’s Corporate Governance Principles state as follows:

Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process which shall include a self-evaluation and a confidential discussion with the Chairman.

Our Board of Directors conducts an annual performance evaluation and the Corporate Governance Committee oversees the process. The process is designed to evaluate the effectiveness and contribution of the Board, its Committees and individual directors. Results of the process are reported to the Board.
The Company has carried out annual evaluation processes for a number of years. In 2009, the process included the following:
          (i) Evaluation of the Chairman of the Board
Directors were provided with an opportunity to evaluate the Chairman of the Board’s performance and to make suggestions for improvement. Directors rated the Chairman of the Board and provided comments on issues that addressed the conduct of Board meetings, leadership issues and the Chairman’s ability to facilitate positive contributions from other directors. Results were tabulated by the Corporate Secretary and were provided to the Chair of the Corporate Governance Committee who then had a private conversation with the Chairman of the Board. The content of that conversation was reported by the Chair of the Corporate Governance Committee to the full Committee at its November 2009 meeting.

          (ii) Evaluation of the Board as a Whole
Directors were provided with an opportunity to evaluate how the Board and its committees are operating and to make suggestions for improvement. Directors provided ratings and comments on a number of criteria including:
•	the mix of skills, experience and diversity among board members as well as utilization of such skills and experience;
•	the process for selecting new directors;
•	communication with management and sufficiency of information provided to directors to enable them to monitor results, identify areas of risk and understand important industry issues and trends;
•	understanding of the Company’s strategic objectives, the industry and the competitive environment as well as key risks faced by the Company;
•	the strategic planning process, budget planning process and the integrity of internal controls and management information systems;
•	the processes for determining the CEO’s performance measures and compensation as well as all management compensation; and
•	succession planning and employee training programs.
A separate section addressed the Board’s committees and included questions such as the appropriateness of the current committee structure and the quality of reporting from committees to the full Board. Results were tabulated by the Corporate Secretary, provided to the Chairman of the Board and the Chair of the Corporate Governance Committee and then presented to the Corporate Governance Committee at its November 2009 meeting.
          (iii) Evaluation of Individual Directors
Directors were provided with an opportunity to evaluate their own effectiveness, comment on their peers’ effectiveness and have a private conversation with the Chairman of the Board regarding their performance and the performance of their fellow directors. Directors evaluated themselves and their peers based on a number of criteria relating to their effectiveness as Company directors, including their understanding of the business, contribution on strategic issues, interaction with management and areas of personal strength. The Corporate Secretary received all questionnaires and each director was provided with an individualized report that included the comments received regarding that director’s performance from peers (on an anonymous basis). These reports were also provided to the Chairman of the Board who then conducted a confidential discussion with each director. The Chairman of the Board reported to the Corporate Governance Committee at its November 2009 meeting regarding this process.
In addition, each Committee conducts an annual “mandate assurance review” in which it reviews the appropriateness of its own mandate and evaluates whether it is acting in compliance with its mandate. The Corporate Governance Committee is responsible for annually reviewing the mandates and the performance of each Committee.
10. Management Succession Planning
The Company has detailed succession plans for each executive officer and each of such officer’s direct reports. For more information on the Company’s succession planning process, please see page 32.
11. Board’s Role in Risk Management Process
The Board’s mandate (which is set out in section 3 of the Corporate Governance Principles) provides that the Board is responsible for identifying and overseeing the implementation of systems to manage the principal risks of the Company’s business. The Audit, Finance and Risk Committee’s mandate also states that the Committee is responsible for reviewing with management, at least annually, the Company’s processes to identify, monitor, evaluate and address important enterprise-wide strategic and business risks.
Management annually undertakes a formal risk review process that includes identifying the principal strategic risks of the Company, assessing the Company’s strategy to mitigate each risk, and determining accountability. The results of this process are documented and reviewed and discussed by the Audit, Finance and Risk Committee and the Board. In addition, the Board, through its Committees, oversees the Company’s risk management strategies and programs, including insurance programs, related to the Company’s key operational risks such as health and safety, shipping and financial risks.

PART IV COMPENSATION
COMPENSATION OF DIRECTORS
Objective and Design of the Director Compensation Program
We are the world’s largest supplier of methanol with sales and operations around the globe and revenues of US $1.2 billion in 2009. As such, the main objective of the Company’s director compensation program is to attract and retain directors with international experience, a broad range of relevant skills and knowledge, and the ability to successfully carry out the Board’s mandate, which includes reviewing and approving the Company’s strategic plan. The Board’s mandate can be found in section 3 of our Corporate Governance Principles which are attached to this Information Circular as Schedule C and can also be found on our website at www.methanex.com.
Directors of the Company are required to devote significant time and energy to the performance of their duties. Our Corporate Governance Principles set forth an extensive list of responsibilities and expectations for the Board as a whole and for each individual director. Directors are expected to prepare for and attend an average of six Board meetings per year, participate on at least two committees and ensure that they stay informed about the Company’s business and the rapidly changing global business environment and regulatory requirements. Therefore, to attract and retain experienced, skilled and knowledgeable directors that are willing and able to meet these expectations, the Board believes that the Company must offer a competitive compensation package.
Our director compensation program is designed primarily to:
•	compensate directors for applying their knowledge, skills and experience in the performance of their duties;
•	align the actions and economic interests of the directors with the interests of long-term shareholders; and
•	encourage directors to stay on the Board for a significant period of time.
Director compensation is paid only to non-management directors and is comprised primarily of cash fees (annual retainer, meeting fees, Chair fees and travel fees) and a share-based, long-term incentive award. Non-management directors are not eligible to receive stock options under the terms of the Company’s current Stock Option Plan. The Directors’ Total Compensation table on page 27 sets out the total compensation earned by the directors in 2009.
As part of this compensation program, the Company has also instituted share ownership guidelines for directors. The guidelines state that each non-management director is to own shares having a value equal to at least five times his or her annual retainer. See “Directors’ Share Ownership Guidelines” on page 30 for more details. The Board believes that share ownership guidelines further promote the objectives of director retention and alignment with long-term shareholders.
Process for Determining Director Compensation
The Corporate Governance Committee, composed entirely of independent directors, is responsible for annually recommending to the Board for approval the target compensation for the independent directors, including the appropriate compensation elements and the target compensation for each element.
The Committee reviews director compensation at least every two years. As part of this process, the Committee reviews publicly filed compensation documents as well as director compensation surveys and reports published in Canada by reputable compensation consultants, to ensure that our director compensation is comparable to, and competitive with, the comparator group (discussed below) as well as other large Canadian public companies. In addition, the Committee may hire an external consultant to assist with the review process.
During the most recent director compensation review conducted in November 2009, the Committee reconfirmed that the target compensation level for directors should be the 50th percentile of a group of North American-based chemical companies with international operations. The comparator group of companies, which are listed below, were chosen by the Committee because, similar to the Company, they were all North American-based chemical companies with international operations:

Agrium Inc.	Chemtura Corporation	Koppers Inc	Potash Corporation
Ashland Inc.	Cytec Industries Inc.	Westlake Chemical Corporation	Spartech Corporation
Cabot Corporation	FMC Corporation	Olin Corporation	Terra Industries Inc.
Celanese Corporation	Hercules Inc. (now Ashland Inc.)	PolyOne Corporation

Based on the Committee’s review, target compensation levels for directors were unchanged for 2010. The Committee also determined during its most recent review that the key elements of the Company’s compensation program — annual retainer, meeting fees, Chair fees, travel fees and share-based long-term incentive awards — were comparable to and competitive with the comparator group surveyed by the Committee.
Elements of Director Compensation
Annual Retainer and Other Fees
During the year ended December 31, 2009, annual retainer and other fees were paid to non-management members of the Board on the following basis:

	US$	CDN$
Annual retainer for a non-management director	35,026	40,000	Annual
Annual retainer for the Chairman of the Board	131,349	150,000	Annual
Board meeting attendance fee	2,189	2,500	per meeting
Committee meeting attendance fee	2,189	2,500	per meeting
Committee Chair fee (in addition to the committee meeting attendance fee)	2,189	2,500	per meeting
Cross-country or intercontinental travel fee to attend Board or committee meetings	2,189	2,500	per trip
Travel fee for site visits undertaken separate and apart from attendance at Board or committee meetings (and not for orientation purposes upon joining the Board)	2,189	2,500	per trip
All retainers and fees in the table above are paid in Canadian dollars and have been converted to US dollars at the conversion rate of 1.142, being the Bank of Canada average noon rate for 2009. The Chairman of the Board receives a flat fee annual retainer and does not receive any additional “per meeting” fees or travel fees.
The Company pays the retainer and other fees to compensate directors for applying their knowledge, skills and experience in the performance of their duties. These fees are targeted to be similar to fees paid to non-management directors in the 50th percentile of the comparator group as discussed immediately above under “Process for Determining Director Compensation”.
Long-Term Incentive Awards — Restricted Share Unit Plan for Directors
Directors are awarded Restricted Share Units (“RSUs”) under the Company’s Restricted Share Unit Plan for Directors as part of the annual long-term incentive component of their compensation. Directors may elect to receive their RSU award in the form of DSUs, which are more fully described in the following section. The table below summarizes the last two long-term incentive awards granted to directors in 2010 and 2009:

	2010	2009
Chairman of the Board	6,900 RSUs or DSUs	5,700 RSUs or DSUs
All other non-management directors	4,600 RSUs or DSUs	3,800 RSUs or DSUs
The 2010 long-term incentive award for the Chairman of the Board included in this table will be pro-rated between the current Chairman of the Board, Mr. Choquette, who is resigning as Chairman of the Board effective May 1, 2010 (but remaining as a director of the Company subject to his re-election at the Meeting) and Mr. Hamilton, who will become the new Chairman of the Board effective May 1, 2010, subject to his re-election at the Meeting. On March 5, 2010, Mr. Choquette was granted 5,000 RSUs (which he elected to receive in the form of DSUs). Mr. Hamilton was granted 4,600 RSUs on March 5, 2010 and, subject to his re-election as a director, he will be awarded an additional 1,900 RSUs on May 1, 2010 when he becomes the new Chairman of the Board.

RSUs are notional shares credited to an “RSU Account.” When dividends are paid on Common Shares, an equivalent value of additional RSUs is calculated and credited to each individual’s RSU Account. RSUs granted in any year will vest on December 1, in the 24th month following the end of the year in which the award was made. Following vesting, directors are entitled to receive a cash payment based on the price of the Company’s Common Shares at that time, net of applicable withholding tax. RSUs do not entitle participants to any voting or other shareholder rights and are non-dilutive to shareholders.
The Board believes that the long-term incentive awards granted to directors both compensates the directors for the performance of their duties and also promotes director retention and alignment with the interests of long-term shareholders. The target dollar value of such award (“Target LTI Dollar Value”) is determined by the Corporate Governance Committee during its review of director compensation and is targeted to be similar to the awards granted to non-management directors in the 50th percentile of the comparator group as discussed above under “Process for Determining Director Compensation.” For 2010 and for years prior to 2009, each director received the number of RSUs (or DSUs) determined by dividing the Target LTI Dollar Value by the weighted average closing price of the Common Shares on the TSX for the 90-day period ending on December 31 of the fiscal year immediately prior to the year in which the grant was made and then rounded. However, due to the volatility of the price of the Company’s Common Shares caused by the global financial crisis and economic recession, for 2009, each director received the number of RSUs (or DSUs) determined by dividing the Target LTI Dollar Value by the annual weighted average closing price of the Common Shares on the TSX for the 12-month period ended on December 31, 2008 and then rounding to the closest hundred. If the weighted average closing price for the 90-day period had been used in 2009 (instead of the 12-month period), a significantly higher number of RSUs (or DSUs) would have been granted to directors.
Deferred Share Unit Plan (Director DSUs)
Under the Company’s Deferred Share Unit Plan (the “DSU Plan”), each non-management director elects annually to receive 100%, 50% or 0% of his or her retainer and meeting fees as Deferred Share Units (“DSUs”). The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five-day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. Additional DSUs are credited corresponding to dividends declared on the Common Shares. Under the terms of the DSU Plan, directors must elect to become a member of the Plan by December 31 in any year in order to be eligible to receive DSUs in the following calendar year. Directors may also elect to receive their long-term incentive awards in the form of DSUs. See “Long-Term Incentive Awards — Restricted Share Unit Plan for Directors” in the section above.
DSUs held by directors are redeemable only after the director retires as a director of the Company or upon death (“Termination Date”), and a lump sum cash payment, net of any withholdings, is made after the director chooses a valuation date. For DSUs granted on or after March 2, 2007, directors may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the director cannot choose a date retroactively. For DSUs granted prior to March 2, 2007, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1 of the first calendar year beginning after the Termination Date. The lump sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.
The Board believes that providing directors with the alternative of receiving their cash fees and long-term incentive awards in the form of DSUs, which may not be redeemed until retirement or death, further promotes director retention and alignment with the interests of long-term shareholders.
Perquisites
The Company pays for each director’s annual membership in the Institute of Corporate Directors in Canada, which provides ongoing director education materials. Directors may also be reimbursed for certain minor out-of-pocket expenses. All such membership costs and minor expenses are disclosed in the Directors’ Total Compensation table on page 27.

Directors’ Total Compensation
The following table sets out what each director earned by way of annual retainer, meeting fees and long-term incentive awards for 2009. The Company reports its financial statements in US dollars and therefore is required to report all compensation amounts in US dollars. However, since all amounts have been paid to directors in Canadian dollars, the amounts reported in all tables in this section have been reported in both Canadian dollars and US dollars and, except as otherwise stated, have been converted to US dollars at a conversion rate of 1.142, being the Bank of Canada average noon rate for 2009.

			Board	Committee					All Other
		Annual	Attendance	Attendance	Committee	Travel	Total	Share-Based	Comp-
Director		Retainer	Fees	Fees	Chair Fees	Fees(1)	Fees Earned(2)	Award(3)	ensation(4)	Total
Bruce Aitken(5)
Howard Balloch	US$	35,026	13,135	19,702	4,378	13,135	85,376	27,119	7,938	120,433
	CDN$	40,000	15,000	22,500	5,000	15,000	97,500	30,970	9,065	137,535
Pierre Choquette(6)	US$	131,349	0	0	0	0	131,349	40,679	31,747	203,775
	CDN$	150,000	0	0	0	0	150,000	46,455	36,255	232,710
Phillip Cook	US$	35,026	13,135	28,459	4,378	17,513	98,511	27,119	6,138	131,768
	CDN$	40,000	15,000	32,500	5,000	20,000	112,500	30,970	7,010	150,480
Thomas Hamilton	US$	35,026	13,135	24,081	4,378	15,324	91,944	27,119	4,611	123,674
	CDN$	40,000	15,000	27,500	5,000	17,500	105,000	30,970	5,266	141,236
Robert Kostelnik	US$	35,026	13,135	10,946	0	13,135	72,242	27,119	2,658	102,019
	CDN$	40,000	15,000	12,500	0	15,000	82,500	30,970	3,036	116,506
Douglas Mahaffy	US$	35,026	13,135	19,702	2,189	13,135	83,187	27,119	11,539	121,845
	CDN$	40,000	15,000	22,500	2,500	15,000	95,000	30,970	13,177	139,147
A. Terence Poole	US$	35,026	13,135	28,459	17,513	8,757	102,890	27,119	16,357	146,366
	CDN$	40,000	15,000	32,500	20,000	10,000	117,500	30,970	18,680	167,150
John Reid	US$	35,026	13,135	30,648	8,757	0	87,566	27,119	19,341	134,026
	CDN$	40,000	15,000	35,000	10,000	0	100,000	30,970	22,087	153,057
Janice Rennie	US$	35,026	13,135	26,270	0	0	74,431	27,119	6,603	108,153
	CDN$	40,000	15,000	30,000	0	0	85,000	30,970	7,541	123,511
Monica Sloan	US$	35,026	13,135	21,891	0	0	70,052	27,119	22,715	119,886
	CDN$	40,000	15,000	25,000	0	0	80,000	30,970	25,940	136,910
Graham Sweeney(7)	US$	17,513	6,567	8,757	2,189	8,757	43,783	27,119	19,164	90,066
	CDN$	20,000	7,500	10,000	2,500	10,000	50,000	30,970	21,885	102,855
Total	US$	464,096	124,782	218,915	43,782	89,756	941,331	311,869	148,811	1,402,011
	CDN$	530,000	142,500	250,000	50,000	102,500	1,075,000	356,155	169,942	1,601,097

(1)
Travel fees are paid per trip for cross-country or intercontinental travel to attend Board or committee meetings or for site visits undertaken separate and apart from attendance at Board meetings or committee meetings (and not for orientation purposes upon joining the Board).

(2)
This column includes all retainers, meeting, Chair and travel fees earned during 2009, including those paid in DSUs. Under the Directors’ DSU Plan, directors may elect to receive 100%, 50% or 0% of their retainer and meeting fees as DSUs. The DSU Plan is more fully described under “Deferred Share Unit Plan (Director DSUs)” on page 26. In 2009, Mr. Balloch elected to receive 100% of his retainer as DSUs (6,643 DSUs), Mr. Choquette elected to receive 100% of his retainer as DSUs (10,236 DSUs) and Mr. Mahaffy elected to receive 100% of his retainer and meeting fees as DSUs (6,652 DSUs). The number and value of the DSUs received by Mr. Balloch, Mr. Choquette and Mr. Mahaffy in lieu of fees are reflected in the “Directors’ Share-Based Awards — Value Vested During the Year” table on page 29.

(3)
This column reflects the grant date fair value of RSUs and DSUs received by directors in 2009 as long-term incentive awards. The value shown is calculated by multiplying the number of RSUs or DSUs so awarded in 2009 by the Canadian dollar closing price of the Common Shares on the TSX on March 5, 2009, the day before such share units were granted, being $8.15. The grant date fair value shown in this column is the same as the accounting fair value. Directors can elect to receive their long-term incentive awards as RSUs or DSUs. Please see “Long-Term Incentive Awards — Restricted Share Unit Plan for Directors” on page 25 for more information.

(4)
This column includes the value of director perquisites in 2009 as well as the value of additional share units earned by directors in 2009 (RSUs and/or DSUs as applicable) corresponding to dividends being declared on Common Shares during 2009. Please see “Long-Term Incentive Awards — Restricted Share Unit Plan for Directors” on page 25 and “Deferred Share Unit Plan (Director DSUs)” on page 26 for more information on dividend equivalents. With respect to dividend equivalent DSUs, the value of dividend equivalent additional DSUs is calculated by multiplying the number of such units by the Canadian dollar closing price of the Common Shares of the TSX on the day that such units were credited. With respect to dividend equivalent RSUs, the value of dividend equivalent additional RSUs is calculated by multiplying the number of such units by the weighted average Canadian dollar closing price of the Common Shares of the TSX for the fifteen trading days prior to the day that such units were credited.

(5)
Mr. Aitken is the President and Chief Executive Officer and therefore does not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 44 for information on Mr. Aitken’s compensation.

(6)	Mr. Choquette, as Chairman of the Board, does not receive any “per meeting” attendance fees or travel fees.

(7)	Mr. Sweeney retired as a director effective May 5, 2009.

Directors’ Outstanding Share-Based Awards
The following table shows the number of share-based awards held by each director as at December 31, 2009 that have not vested. Directors do not receive option-based awards. All Canadian dollar amounts have been converted to US dollars at a conversion rate of 1.142, being the Bank of Canada average noon rate for 2009.

Outstanding Share-Based Awards at December 31, 2009(1)
	Number of Shares or Units	Market or Payout Value of Share-Based
	of Shares that Have Not	Awards that Have Not Vested(2)
Director	Vested(2)	US$	CDN$
Bruce Aitken(3)
Howard Balloch	—	—	—
Pierre Choquette	—	—	—
Phillip Cook	7,246	130,263	148,760
Thomas Hamilton	7,246	130,263	148,760
Robert Kostelnik	3,993	71,783	81,976
Douglas Mahaffy	—	—	—
A. Terence Poole	—	—	—
John Reid	3,993	71,783	81,976
Janice Rennie	—	—	—
Monica Sloan	—	—	—
Graham Sweeney(4)	—	—	—

(1)
This table does not include DSUs outstanding because DSUs vest immediately upon grant. The table below shows the total number and value of DSUs held by each non-management director as at December 31, 2009 and includes dividend equivalent DSUs credited since the date of the original DSU grants. The value is calculated by multiplying the number of DSUs outstanding by the Canadian dollar closing price of the Common Shares on the TSX on December 31, 2009 of $20.53. All Canadian dollar amounts have been converted to US dollars at a conversion rate of 1.142, being the Bank of Canada average noon rate for 2009. The actual amount paid to a director on settlement of DSUs depends on the valuation date chosen by the director, and the valuation date may be retroactive in the case of DSUs granted prior to March 2, 2007. See “Deferred Share Unit Plan (Director DSUs)” on page 26 for more detailed information regarding the Deferred Share Unit Plan and the valuation date that directors may choose.

	Number of Outstanding			Value of Outstanding DSUs
	DSUs as at Dec. 31, 2009			as at Dec. 31, 2009
	Granted	Granted on	Total
	prior to	or after	DSUs
Director	Mar. 2, 2007	Mar. 2, 2007	held	US$	CDN$
Howard Balloch	—	14,003	14,003	251,736	287,482
Pierre Choquette	11,459	39,870	51,329	922,753	1,053,784
Phillip Cook	—	—	—	—	—
Thomas Hamilton	—	—	—	—	—
Robert Kostelnik	—	—	—	—	—
Douglas Mahaffy	—	22,407	22,407	402,816	460,016
A. Terence Poole	16,263	10,572	26,835	482,419	550,923
John Reid	16,869	10,946	27,815	500,037	571,042
Janice Rennie	—	10,572	10,572	190,055	217,043
Monica Sloan	19,099	18,335	37,434	672,960	768,520
Graham Sweeney(4)	—	10,572	10,572	190,055	217,043

(2)
These columns reflect the number and value of outstanding unvested RSUs as at December 31, 2009 and includes dividend equivalent RSUs credited since the date of the original RSU grants. The value of the RSUs outstanding is calculated by multiplying the number of RSUs outstanding by the Canadian dollar closing price of the Common Shares on the TSX on December 31, 2009 of $20.53.

(3)
Mr. Aitken is the President and Chief Executive Officer and therefore does not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 44 for information on Mr. Aitken’s compensation.

(4)
Mr. Sweeney retired as a director effective May 5, 2009. Upon retirement he redeemed 56,620 DSUs and, in accordance with the terms of the DSU Plan, he received a lump sum cash payment of Cdn $1,843,535 (US $1,614,303). Mr. Sweeney did not hold any RSUs at his retirement date.

Directors’ Share-Based Awards — Value Vested During the Year
The following table shows the aggregate dollar value realized by each director upon vesting of share-based awards during 2009. Directors do not receive stock options and do not receive any non-equity incentive plan compensation. All Canadian dollar amounts have been converted to US dollars at a conversion rate of 1.142, being the Bank of Canada average noon rate for 2009.
Share-Based Awards — Value Vested During the Year

	Number Vested During 2009 (#)					Value Vested During 2009 ($)
	RSUs(1)	DSUs(2)					RSUs(3)	DSUs(2)
	Long-Term	Granted in	Long-Term				Long-Term		Long-Term
	Incentive	Lieu of	Incentive	Dividend			Incentive	Granted in	Incentive	Dividend
Director	Awards	Fees(4)	Awards(5)	Equivalents(6)	Total		Awards	Lieu of Fees(4)	Awards(5)	Equivalents(6)	Total
Bruce Aitken(7)
Howard Balloch	3,299	6,643	3,800	462	14,204	US$	54,892	85,376	27,119	6,147	173,534
						CDN$	62,687	97,500	30,970	7,020	198,177
Pierre Choquette	—	10,236	5,700	2,134	18,070	US$	—	131,349	40,679	27,316	199,344
						CDN$	—	150,000	46,455	31,195	227,650
Phillip Cook	3,299	—	—	—	3,299	US$	54,892	—	—	—	54,892
						CDN$	62,687	—	—	—	62,687
Thomas Hamilton	—	—	—	—	—	US$	—	—	—	—	—
						CDN$	—	—	—	—	—
Robert Kostelnik	—	—	—	—	—	US$	—	—	—	—	—
						CDN$	—	—	—	—	—
Douglas Mahaffy	—	6,652	3,800	870	11,322	US$	—	83,187	27,119	11,276	121,582
						CDN$	—	95,000	30,970	12,877	138,847
A. Terence Poole	—	—	3,800	1,284	5,084	US$	—	—	27,119	16,095	43,214
						CDN$	—	—	30,970	18,380	49,350
John Reid		—	—	1,331	1,331	US$	—	—	—	16,682	16,682
						CDN$	—	—	—	19,051	19,051
Janice Rennie	—	—	3,800	506	4,306	US$	—	—	27,119	6,341	33,460
						CDN$	—	—	30,970	7,241	38,211
Monica Sloan	—	—	3,800	1,792	5,592	US$	—	—	27,119	22,452	49,571
						CDN$	—	—	30,970	25,640	56,610
Graham Sweeney(8)	—	—	3,800	1,607	5,407	US$	—	—	27,119	15,836	42,955
						CDN$	—	—	30,970	18,085	49,055

(1)
This column represents RSUs that were awarded in 2007 and that vested on December 1, 2009, together with dividend equivalent RSUs credited in respect thereof. Please see “Long-Term Incentive Awards — Restricted Share Unit Plan for Directors” on page 25 for more information.

(2)
DSUs vest immediately upon grant; however, they may not be redeemed by a director until retirement or upon death. Directors may elect to receive 100%, 50% or 0% of their annual retainer and meeting fees as DSUs. Directors may also elect to receive their long-term incentive awards in the form of DSUs. Finally, additional DSUs are credited each quarter corresponding to dividends declared on Common Shares. Please see “Deferred Share Unit Plan (Director DSUs)” on page 26 for more information.

(3)
The value of the RSUs shown in this column reflects the amount actually paid to directors for RSUs that vested on December 1, 2009, calculated in accordance with the terms of the Company’s RSU Plan by multiplying the number of vested units by the weighted average Canadian dollar closing price of the Common Shares on the TSX during the 15 trading days prior to the vesting date, being Cdn $19.00. The Canadian dollar closing price of the Common Shares on the TSX on December 1, 2009, the vesting date, was Cdn $19.82.

(4)
These columns reflect the number and value of DSUs received in lieu of fees earned by directors in 2009. The value is equal to the Total Fees Earned column in the Directors’ Total Compensation table on page 27. DSUs are granted in lieu of fees on a quarterly basis and the number of DSUs granted at the end of each quarter is calculated by dividing one-quarter of the annual fees elected to be received as DSUs by the average Canadian dollar closing price of the Common Shares on the TSX on the last five trading days of the preceding fiscal quarter.

(5)
These columns reflect the number and value of DSUs granted to directors in 2009 as long-term incentive awards. The value shown is the grant date fair value (which is the same as accounting fair value) and is calculated by multiplying the number of DSUs so awarded in 2009 by the Canadian dollar closing price of the Common Shares on the TSX on March 5, 2009, the day before such share units were granted, being Cdn $8.15. Directors can elect to receive their long-term incentive award as RSUs or DSUs. Please see “Long-Term Incentive Awards — Restricted Share Unit Plan for Directors” on page 25 for more information.

(6)
These columns reflect dividend equivalent additional DSUs credited on outstanding DSUs held by directors in 2009 and the value is calculated by multiplying the number of such additional DSUs by the Canadian dollar closing price of the Common Shares of the TSX on the day that such DSUs were credited.

(7)
Mr. Aitken is the President and Chief Executive Officer and therefore does not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 44 for information on Mr. Aitken’s compensation.

(8)	Mr. Sweeney retired as a director effective May 5, 2009.

Directors’ Share Ownership Guidelines
Since 1998, the Company has had share ownership guidelines for directors to promote shareholder alignment. The guidelines state that each non-management director is to own shares having a value equal to at least five times their annual retainer. RSUs and DSUs held by a director are considered when determining whether the individual is meeting the share ownership guidelines. All new directors have a reasonable period of time within which to meet their share ownership guideline.
The following table shows, among other things, the number of Common Shares, RSUs and DSUs held by each director as at March 5, 2010 compared to the number of Common Shares, RSUs and DSUs held as at March 6, 2009 and the percentage of the guideline achieved for each director based on their holdings on March 5, 2010.

			Number			Total			Value of Common			Amount
			of	Number of		Common	Total at Risk Value		Shares and Share			at Risk as
			Common	Share		Shares	of Common Shares		Units Required		% of	a Multiple
	Director		Shares	Units Held		and Share	and Share Units(2)		to Meet Guideline(3)		Guideline	of Annual	Meets
Director	Since	Year	Held(1)	RSUs	DSUs	Units Held	US$	CDN$	US$	CDN$	Achieved	Retainer	Guideline
Bruce Aitken(4)
Howard Balloch	Dec-04	2010	4,000	0	18,603	22,603	469,279	535,917	175,131	200,000	268	13.4	Yes
		2009	4,000	3,164	6,898	14,062	275,172	293,333
		Change	—	-3,164	+11,705	+8,541	+194,107	+242,584
Pierre	Oct-94	2010	27,508	—	56,329	83,837	1,740,609	1,987,775	656,743	750,000	265	13.3	Yes
Choquette(5)		2009	26,218	—	38,959	65,177	1,275,415	1,359,592
		Change	+1,290	—	+17,370	+18,660	+465,194	+628,183
Phillip Cook	May-06	2010	12,500	11,846	—	24,346	505,467	577,244	175,131	200,000	289	14.4	Yes
		2009	12,500	10,061	—	22,561	441,484	470,622
		Change	—	+1,785	—	+1,785	+63,983	+106,622
Thomas Hamilton	May-07	2010	12,000	11,846	—	23,846	495,086	565,389	175,131	200,000	283	14.1	Yes
		2009	12,000	6,896	—	18,896	369,766	394,171
		Change	—	+4,950	—	+4,950	+125,320	+171,218
Robert Kostelnik	Sep-08	2010	18,300	8,593	—	26,893	558,348	637,633	175,131	200,000	319	15.9	Yes
		2009	18,300	3,800	—	22,100	432,463	461,006
		Change	—	+4,793	—	+4,793	+125,885	+176,627
Douglas Mahaffy	May-06	2010	—	—	27,007	27,007	560,715	640,336	175,131	200,000	320	16.0	Yes
		2009	—	—	14,885	14,885	291,277	310,501
		Change	—	—	+12,122	+12,122	+269,438	+329,835
A. Terence	Feb-94	2010	35,000	—	31,435	66,435	1,379,312	1,575,174	175,131	200,000	788	39.4	Yes
Poole(6)		2009	35,000	—	25,550	60,550	1,184,871	1,263,073
		Change	—	—	+5,885	+5,885	+194,441	+312,101
John Reid	Sep-03	2010	10,000	8,593	27,815	46,408	963,515	1,100,334	175,131	200,000	550	27.5	Yes
		2009	10,000	3,800	26,483	40,283	788,277	840,303
		Change	—	+4,793	+1,332	+6,125	+175,238	+260,031
Janice Rennie	May-06	2010	2,000	4,600	10,572	17,172	356,522	407,148	175,131	200,000	204	10.2	Yes
		2009	2,000	—	10,065	12,065	236,094	251,676
		Change	—	+4,600	+507	+5,107	+120,428	+155,472
Monica Sloan	Sep-03	2010	3,000	4,600	37,434	45,034	934,988	1,067,756	175,131	200,000	534	26.7	Yes
		2009	3,000	—	35,642	38,642	756,165	806,072
		Change	—	+4,600	+1,792	+6,392	+178,823	+261,684

(1)	This column includes all Common Shares directly or indirectly beneficially owned or over which control or direction is exercised.

(2)
For 2010, this value is calculated using $23.71 per share, being the weighted average Canadian dollar closing price of the Common Shares on the TSX for the 90-day period ending March 5, 2010. For 2009, this value is calculated using $20.86 per share, being the weighted average Canadian dollar closing price of the Common Shares on the TSX for the 12-month period ending March 6, 2009. Canadian dollar amounts for 2010 holdings have been converted to US dollars at the Bank of Canada average noon rate for 2009 of 1.142. Canadian dollar amounts for 2009 holdings have been converted to US dollars at the Bank of Canada average noon rate for 2008 of 1.066.

(3)	Our director share ownership guidelines state that directors are to hold Common Shares and/or share units equal to at least five times their annual retainer.

(4)
Mr. Aitken is the President and Chief Executive Officer and therefore does not receive any compensation as a director. See “Share Ownership Guidelines” beginning on page 43 for information regarding Mr. Aitken’s holdings and ownership guidelines.

(5)
Mr. Choquette is Chairman of the Board and therefore his percentage of share ownership guideline achieved and the amount at risk as a multiple of annual retainer are calculated as five times his annual retainer of Cdn $150,000 (US $131,349).

(6)	Mr. Poole resigned as a director in June 2003 and was reappointed in September 2003.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
Objectives and Design of the Executive Compensation Program
As the global leader in our industry, we are committed to operational excellence as part of our business strategy. This commitment to excellence extends to our search for, and retention of, executive talent. As such, the main objective of our executive compensation program is to attract, retain and engage high-quality, high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.
The objectives of the Company’s executive compensation program are as follows:
(i)
compensate executives competitively for the leadership, specific skills, knowledge and experience required to perform their duties and for the achievement of annual financial targets and non-financial performance goals;

(ii)	align the actions and economic interests of executives with the interests of long-term shareholders; and

(iii)	encourage retention of executives.
All of our employees, including each of our senior executives, set yearly personal performance goals that are aligned with the Company’s overall strategic goals. The personal performance goals are designed to be challenging, yet attainable. The annual personal performance goals of the President and Chief Executive Officer of the Company (“CEO”) are set by the Board and the CEO sets the annual personal performance goals for the other Named Executive Officers (“NEOs”) and all other senior executives.
The Human Resources Committee of the Board annually reviews and recommends to the Board the remuneration of executive officers. During its most recent review, and since 1998, the Committee determined that our executive compensation program should be designed to be competitive with the 50th percentile of a comparator group of North American-based chemical companies with global operations and should be comprised of the following elements:
•	Base Salary — to compensate executives for the leadership, specific skills, knowledge and experience required to perform their duties.

•
Short-Term Incentive Plan — to recognize and reward the achievement of strategic performance goals by executive officers. It provides for an annual cash award that is contingent on both personal performance goals and corporate performance targets being met.

•
Long-Term Incentive Plan — to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align their interests with those of long-term shareholders. For 2009, it included an award of 50% of the target value in stock options and the remaining 50% of the target value in Performance Share Units (PSUs). PSUs have a payout range that is determined based on total shareholder return. See “Performance Share Unit Plan” on page 39 for more information regarding PSUs and the calculation of total shareholder return. For 2010, it included an award of 50% of the target value in Stock Appreciation Rights (SARs) or stock options with tandem SARs and the remaining 50% of the target value in PSUs. See “Long-Term Incentive Plan” on page 38 for more information regarding SARs.

•	Perquisites and Benefit Plans — to provide benefits and perquisites competitive with market practice.
The Company also believes in the importance of encouraging executives to own Company shares to more fully align management with the interests of shareholders and focus management’s activities on developing and implementing strategies that create and deliver long-term value for shareholders. Therefore, as part of our executive compensation program, the CEO, each NEO and all other senior officers have significant share ownership guidelines. For more information see “Share Ownership Guidelines” on page 43.

Succession Planning and Leadership Development
We believe that leadership talent development is a powerful driver of business results and we are committed to investing in the development of our employees. Our goal is to be our own primary source of global leadership talent. To achieve this we need to have a strong bench of high potential candidates for every key leadership position. Our succession management program is designed to build and preserve organizational capability and to minimize succession risk by proactively assessing, identifying and developing leadership talent at all leadership levels, including the executive level, within the organization. Only individuals with assessed upward potential and sustained high performance are considered as high potential talent. Talent is a standing agenda item at all executive team meetings and the team devotes two half-day sessions per year for in-depth talent review for members of the global management team plus assessed high potentials from all levels in the organization.
We offer a suite of leadership development programs for high potential talent. The objectives of these various programs include developing leadership skills, expanding leadership capacity and cultural fluency, enhancing commitment to action plans and developing a network of global peers within the organization to share knowledge and experiences.
Over the last decade, our executive leadership team has been engaged on a regular basis in developing both the individual leadership abilities and the team performance of the senior executive group.
Each fall, the Human Resources Committee reviews the progress made in developing current and future leaders through the succession management program and leadership development programs, with particular focus on the executive officers. The Human Resources Committee and the Board of Directors are satisfied that well-qualified internal candidates exist for all executive positions, including the President and CEO position.
Process for Determining Executive Compensation
The Human Resources Committee of the Board of Directors is responsible for compensation matters with respect to executive officers. The Committee, as of the date of this Information Circular, consists of five members, all of whom are independent directors. None of the members of the Committee is, or was during the most recently completed financial year, an officer or employee of the Company or any of its subsidiaries; was formerly an officer of the Company or any of its subsidiaries; has any indebtedness to the Company or any of its subsidiaries; or has any material interest, or any associates or affiliates that have a material interest, direct or indirect, in any actual or proposed transaction since the beginning of the Company’s most recently completed financial year that has materially affected or would materially affect the Company or any of its subsidiaries.
As part of its mandate, the Human Resources Committee of the Board annually reviews and recommends to the Board for approval the remuneration of the Company’s executive officers, including the NEOs identified in the table below under the heading “The Company’s Named Executive Officers”. The Committee periodically reviews the levels of compensation for executive officers and obtains advice from independent consultants in that regard. The last full-scale competitive assessment was conducted by Towers Perrin in November 2008. Towers Perrin provided benchmark market data and analysis based on compensation data published in information circulars. Based on the results of this assessment, total compensation for executive officers was deemed to be competitive. The Committee also obtains the advice and recommendations of the Chief Executive Officer with respect to compensation matters pertaining to the Company’s other executive officers. Towers Perrin, from time to time, is retained to advise on specific executive compensation matters raised by the Committee. However, the Committee is ultimately responsible for its decisions and may employ factors and considerations other than the information and advice provided by Towers Perrin.
Total compensation for executive officers includes base salary, short-term incentives, long-term incentives, perquisites and benefits. Total compensation is established to be competitive with the 50th percentile of the aggregate total compensation for organizations in a comparator group of companies selected on the basis of size and industry and that represent the market within which the Company competes for leadership talent. In September 2007, the Human Resources Committee reviewed the comparator group of companies that is used to establish total compensation for executive officers. The Committee selected a comparator group of companies comprised of North American-based companies in the chemical industry with annual revenues between US $1 billion and $10 billion that have global operations and, where possible, operate in a commodity-based or cyclical business. The comparator group is as follows:

Agrium Inc.	Chemtura Corporation	Koppers Inc	Potash Corporation
Ashland Inc.	Cytec Industries Inc.	NOVA Chemicals Corporation	Spartech Corporation
Cabot Corporation	FMC Corporation	Olin Corporation	Terra Industries Inc.
Celanese Corporation	Hercules Inc. (now Ashland Inc.)	PolyOne Corporation	Westlake Chemical Corporation

Compensation Consultants
The Committee retains independent consultants from time to time to obtain advice and recommendations regarding executive compensation matters. The Chair of the Committee approves the scope of all executive compensation work by independent consultants and approves the invoices related to this work. In 2009, Towers Perrin’s fees to the Company for advice regarding executive compensation and long-term compensation were approximately Cdn $82,000 (2008: approximately Cdn $89,000). The Company also paid Towers Perrin for consulting and third-party administration services in connection with the Company’s employee pension plans (2009: approximately Cdn $100,000; 2008: approximately Cdn $82,000) and executive supplemental retirement plans (2009: approximately Cdn $30,000; 2008: approximately Cdn $36,000).
The Company’s Named Executive Officers
The NEOs of the Company are listed in the table below:

Principal Occupations and
Named Executive Officer	Office Held	Positions during Last Five Years
Bruce Aitken	President & Chief Executive Officer	President and Chief Executive Officer of the Company since May 2004; prior thereto President and Chief Operating Officer of the Company since September 2003.

Ian Cameron	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer of the Company since January 1, 2003.

John Gordon	Senior Vice President, Corporate Resources	Senior Vice President, Corporate Resources of the Company since September 1999.

John Floren	Senior Vice President, Global Marketing and Logistics	Senior Vice President, Global Marketing and Logistics of the Company since June 2005; prior thereto Director, Marketing and Logistics North America of the Company since May 2002.

Michael Macdonald	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development of the Company since June 2005; prior thereto Senior Vice President, Technology and Corporate Development since January 2004.
Elements of Executive Compensation
Base Salary
Base salaries are intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties. Base salaries for executive officers are established within a salary range, the midpoint of which is targeted to be at the 50th percentile of the comparator group of companies as discussed under “Process for Determining Executive Compensation” on page 32. Initial placement into the salary range is based on qualifications and experience and salaries are reviewed annually. The initial placement and annual base salary review for the CEO is conducted by the Human Resources Committee. The Committee may retain an external consultant to assist with this process. The CEO recommends to the Committee for their approval the initial placement and annual salary reviews for all other executives, including the other NEOs. Over time, base salary can approach and may exceed the midpoint of the salary range.
For 2009, to demonstrate personal leadership in our expense reduction efforts in the context of the global financial crisis and economic slowdown, the CEO and the entire executive leadership team elected to forego their salary increases. All other employees of the Company remained eligible to receive salary increases that were competitive within their local market.
Short-Term Incentive Plan
The Company’s Short-Term Incentive Plan is designed to recognize and reward the achievement of strategic performance goals by executive officers with an annual cash award. The Board has determined that the short-term incentive award should be based on two components — corporate performance and personal performance — and that each component should be quantified and weighted for calculation purposes. The purpose of the corporate performance component is to align the interests of executive officers with an overall corporate performance measure to focus their efforts on achieving annual strategic corporate targets. The purpose of the personal performance component is to recognize each executive officer’s personal contribution to certain annual operational and strategic business activities and initiatives.

A target award equaling 75% of annual base salary for the CEO and 50% of annual base salary for all other executive officers is dependent upon both corporate and personal performance. The target award percentage for all NEOs is determined by the Board each year and has been unchanged since 2001. For 2009, the Board decided that the corporate performance component should represent 60% of the potential overall award and the personal component should represent 40%.
Corporate Performance Component
For 2009, the Board decided that the corporate performance component should be based on two elements: (1) shareholder return; and (2) mitigation of the impact of the global economic and financial crisis. The shareholder return component was weighted at 2/3 of the total corporate component and was based on the Company’s return on capital employed, modified to eliminate the distortion of accounting depreciation on new and depreciated assets (“Modified ROCE”). Mitigation of the impact of the global economic and financial crisis component was weighted at 1/3 of the total corporate component and was based on the Board’s subjective assessment of the achievement of this objective.
The short-term incentive plan provides for the following payout levels based on corporate performance results:

Corporate Performance Level	Corporate Factor Payout Level
Minimum performance is not achieved	0%
Minimum performance is achieved or exceeded, but target performance is not achieved	< 100%
Target performance is achieved or exceeded, but maximum performance is not achieved	≥100%, but < 200%
Maximum performance is achieved or exceeded	200%
The factor by which the incentive compensation award is calculated is pro-rated between the minimum, target and maximum award depending on actual performance under each of the components.
Modified ROCE
The Board reviewed a number of measures of shareholder return in 2004 and determined that Modified ROCE was a good measure to be used for evaluating corporate performance. Investing in large capital assets designed to run for long periods of time is a core element of our long-term business strategy. As a measure of the quality of returns to shareholders, Modified ROCE has a level of simplicity that allows for ease of understanding by employees. The Board reviews the use of Modified ROCE each year and in 2009 established 12% Modified ROCE as the performance target, with break-even net income as the performance minimum and 17% as the performance maximum. Refer to the “Financial Highlights” section of our 2009 Annual Report for a more detailed definition of Modified ROCE. The Company’s actual Modified ROCE in 2009 was 1.1% resulting in a payout level of 9%.
Mitigation of the Impact of the Global Economic and Financial Crisis
The Board determined that the mitigation of the impact of the global economic and financial crisis component provided the best measure of the effectiveness of the Company’s risk mitigation strategies during a time of global financial crisis and economic slowdown and how well an appropriate balance between the Company’s short-term priorities and long-term execution of strategy was achieved. The four areas measured under this objective were: (1) management of risks; (2) prudent management of operating and capital costs; (3) financial flexibility to weather the uncertain economic environment and continue to develop the business; and (4) preservation of the Company’s culture and values. The Board assessed the Company’s achievement as “exceeded”, resulting in a payout level of 150%. In arriving at this assessment, the Board discussed the following achievements under the four areas to be measured: (1) risk was managed proactively and regularly and comprehensively reviewed; (2) discretionary capital programs were deferred or cancelled, projects remained on budget and significant savings in operating costs were achieved; (3) demands on liquidity were reviewed, robust cash forecasting and stress testing of balance sheet occurred, the undrawn credit facility was renewed and access to this facility was improved; and (4) regular communications were provided to employees throughout the year and the CEO visited all major sites in 2009 and held communication sessions with employees. This, taken together with the Modified ROCE performance, resulted in a corporate performance rating of 56%.

Over the five years prior to 2009, corporate performance exceeded the target level each year but never achieved the maximum performance level. The corporate performance component percentage over the past five years, including 2009, has been between 56% and 167% with an average of 136% of the target award. Generally, the Committee sets the minimum, target and maximum performance levels such that the relative difficulty of achieving the target level is consistent from year to year, keeping in mind the historical cyclicality of the business.
Each executive officer may elect annually to receive 100%, 50% or 0% of his short-term incentive award as DSUs. DSUs are more fully described on page 40 under the heading “Deferred Share Unit Plan.”
Personal Performance Component
The Committee assigns the CEO’s personal performance rating, which is subsequently reviewed and approved by the Board. With respect to all other NEOs, the CEO assigns their personal performance ratings and such ratings are reviewed and approved by the Board. The personal performance component of the short-term incentive award is based on a number of measures for each executive, as summarized in the table below.

	Summary of Key Personal Goals for		Performance
	2009	Results	Assessment
Bruce Aitken	Strategic Priorities
Reliable Supply
• Continued emphasis on strengthening our gas supply fundamentals to improve both short-term and long-term gas supply from Chile and Argentina.
•   Good progress was made on long-term initiatives in Chile as described in our 2009 MD&A. Achieved start-up of second plant in Chile in the fourth quarter as planned. However, Chile production for 2009 was less than planned.
Partially achieved
Identify and Execute Growth Strategies
• Continue to demonstrate progress on developing methanol-to-energy initiatives.
•   Methanol demand growth for energy-related uses has exceeded plan. The Company has played a leading role in promoting methanol fuels in the energy and auto industries, trade associations and governments.
Exceeded expectations

	• Enhance our leadership position through on-budget and on-schedule performance of the Egypt project.	• The Egypt project remains on-budget and on-schedule for start-up in the first half of 2010.	Successful

Operational Priorities
Global Leadership
• Demonstrate market leadership and develop and implement robust strategies to defend and protect methanol and methanol derivatives.
•   Maintained leading market share. Made significant progress on promoting sound science as the basis for studies being conducted by various governmental agencies on health and safety impacts of methanol and derivatives.
Successful
Operational Excellence
	• Achieve all Responsible Care objectives including a recordable injury frequency rate target for employees of at least 0.38.	• The recordable injury frequency rate for employees was 0.89. In 2009 there were two employee lost-time-injuries and no major environmental permit exceedances.	Less than target performance

Value Creation
	• Achieve share price performance that exceeds the rolling three-year average performance of S&P Chemicals Index.	• Methanex three-year return (US$ — Nasdaq): -16.6%; S&P Chemicals Index three-year return: -5.8%.	Less than target performance

	Summary of Key Personal Goals for		Performance
	2009	Results	Assessment
Ian Cameron		Liquidity
	• Ensure the financial integrity of the Company in this period of significant economic uncertainty by managing the liquidity and risks of the Company.	• Ensured sufficient liquidity and financial flexibility to support options and strategic initiatives. Renewed and improved corporate credit facility.	Exceeded expectations
Risks
		• Reacted quickly and decisively in the face of dramatic changes to the economic environment to identify and mitigate risks. Maintained funding to the Egypt project.	Exceeded expectations

• Achieve operational excellence in financial reporting and control, treasury, corporate finance and risk management.
•   Delivered high quality quarterly and annual financial reports and disclosure documents. Successfully completed upgrade of PeopleSoft finance system. Good progress made on IFRS transition plan. Implemented Oil and Gas accounting. Maintained rigorous, high quality internal controls.
Successful

• Continue to develop highly skilled and engaged global finance team.
•   Good planning of PeopleSoft upgrade included development of global accounting processes and procedures. Good support by global finance team in managing the Company through difficult economic environment.
Successful

John Gordon	• Reduce department operating budget by 16%.	• Reduced department operating budget by more than 16% while delivering on our important priorities.	Exceeded expectations

	• Provide effective corporate leadership, direction and functional support to all regions in the areas of IT, Responsible Care, HR and Government and Public Affairs.	• Positive progress has been made in all areas of responsibility.	Successful

	• Deliver highly effective organizational development, succession planning and organizational effectiveness management practices.	• A number of internal succession candidates were promoted to senior roles during 2009.	Exceeded expectations

	• Develop and implement robust strategies to defend and protect methanol and methanol derivatives.	• Provided robust support to our strategies to defend methanol and methanol derivatives.	Successful

John Floren	• Provide market leadership in all regions and achieve 100% supply to all customers.
•   Maintained 100% supply to all customers despite the difficult economic environment and ongoing production limitations in Chile. Maintained market leadership and preferred supplier position and enhanced the Company’s reputation for reliability and security of supply.
Exceeded expectations

• Continue to develop highly skilled and engaged global marketing and logistics team.
•   Collaborative development plans and detailed succession plans are in place for all positions in global marketing and logistics. Successful succession appointment and transition to new leadership in Europe in 2009.
Successful

	Summary of Key Personal Goals for		Performance
	2009	Results	Assessment
• Effectively manage operating costs.
•   Costs were well managed in all areas where costs were controllable. The management of shipping costs during a period of overcapacity in both our fleet and the shipping industry was outstanding. No significant customer credit losses were suffered despite the global financial crisis and resulting economic recession, which had a significant impact on many of our customers.
Exceeded expectations

•   Strengthen the commercial viability of methanol into energy and continue to promote the use of methanol energy derivatives while advocating the principles of Responsible Care and Social Responsibility.
		• Good progress was made on this initiative, including the development of excellent relationships and improved understanding of the new opportunities in this area.	Successful

Michael Macdonald	• Execute the Egypt project.
•   Achieved excellent progress in light of a difficult economic environment. Project continues to be scheduled for start-up in mid-2010 and on-budget. Continued to build a strong and positive reputation for the Company in Egypt. The Responsible Care results during 2009 on the Egypt project were excellent.
Exceeded expectations

	• Pursue new supply opportunities.	• Established key contacts and good relationships and progressed a number of possible opportunities.	Successful

	• Continue to improve corporate strategy process and communication. Provide superior investment decision and analytical support to the Company.	• Delivered high quality corporate strategy plan and Board strategy session and also provided excellent analytical support for a number of corporate development opportunities.	Successful
Based on the corporate and personal performance achieved in 2009, the Board awarded each NEO a short-term incentive award. With respect to the CEO, the Committee determined that his overall personal performance results should be rated as “successful” for 2009 and assigned him a personal performance rating of 105%, which was approved by the Board at the March 5, 2010 Board meeting. The personal performance results of all of the other NEOs met or exceeded expectations and the CEO assigned performance ratings for each of them in early 2010, which were subsequently reviewed by the Human Resources Committee and approved at the March 5, 2010 Board meeting. The calculation of the short-term incentive award for the CEO is detailed in the table below. The same formula is used to calculate incentives for the remaining NEOs with the exception that the target award is 50% for the remaining NEOs whereas it is 75% for the CEO.

	Corporate	Corporate	Personal	Personal	Overall
Named	Performance	Performance	Performance	Performance	Performance	Short-Term Incentive
Executive	Assessment	Weighting	Assessment	Weighting	Result	Award Calculation(1)
Officer	(a)	(b)	(c)	(d)	(a×b) + (c×d)	US$	CDN$
Bruce Aitken	56%	60%	105%	40%	76%	$560,420	$1,120,000 × 75% × 76% = $640,000

(1)
The short-term incentive award calculation is (salary at December 31, 2009) × (short-term incentive target percentage) × (overall performance result), rounded to the nearest thousand dollars. This amount is shown in both Canadian and US dollars and has been converted to US dollars at the conversion rate of 1.142, being the Bank of Canada average noon rate for 2009.

Long-Term Incentive Plan
The Long-Term Incentive Plan is designed to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align their interests with those of long-term shareholders. The Long-Term Incentive Plan was significantly modified in 2003 with the introduction of the Restricted Share Unit Plan which served to reduce stock option grants with a non-dilutive award of Restricted Share Units (“RSUs”). All RSUs have now vested and have been settled. There are no further RSUs outstanding.
The plan was modified in 2006 to replace RSUs with Performance Share Units (“PSUs”), and since 2006, all executive officers received 50% of the value of their long-term incentive awards in stock options and 50% in PSUs. The PSU Plan is described below.
The plan was modified again in 2010 to replace most stock options with either stand-alone Stock Appreciation Rights (“SARs”) or stock options with tandem SARs. In November 2008, the Human Resources Committee determined that, due to the Company’s share buy back program the number of Common Shares outstanding had steadily decreased over the past several years and that, despite significant progress in reducing dilution by restructuring the Long-Term Incentive Plan to include first RSUs and later PSUs, an increasingly higher dilution would occur in the future if the then-current stock option grant levels were sustained.
In 2009, the Board received approval from shareholders to increase the stock option reserve, to provide sufficient options for the 2009 grant and potentially a 2010 grant. The Committee also requested that management undertake a review of the Long-Term Incentive Plan to evaluate alternative designs of the Plan.
Accordingly, Towers Perrin was retained and, based on a number of factors, including information provided by Towers Perrin, the Committee endorsed, in concept, the restructuring of the Long-Term Incentive Plan to provide for a combination of SARs and PSUs. In November 2009, the Committee reviewed comprehensive information showing the impact of implementing the proposed new plan including the effect on CEO and executive compensation, accounting, cash flow and stock option reserve, as well as a review of tax treatment for the new plan elements in each jurisdiction in which the Company has employees. Due to a potential adverse personal tax impact for employees in some jurisdictions, it was recommended that employees in three jurisdictions should not receive stand-alone SARs, but instead should receive either stock options with tandem SARs or stand-alone stock options.
The Committee recommended that the Board approve a new SARs plan and reaffirmed the policy that the value of the Long-Term Incentive Plan in 2010 was to be delivered 50% in the form of SARs (or stock options with tandem SARs or stand-alone stock options) and 50% as PSUs. The Board approved this recommendation in January 2010, subject to the receipt of shareholder approval for certain amendments to the Company’s Stock Option Plan to introduce tandem SARs. See “Amendment of Stock Option Plan” on page 12 for more details.
The annual grant of stock options and PSUs is always established at the February/March Board meeting and the grant date is the date of that Board meeting. The number of options and PSUs granted to each eligible employee in any year is related to responsibility level and may be adjusted to retain key talent and for employees with longer-term potential for upward mobility.
The 2009 Long-Term Incentive Plan has the following two components:
(i) Stock Option Plan
Under the Stock Option Plan, executive officers are eligible for grants of Company stock options. Options are granted by the Board on the recommendation of the Human Resources Committee. The grant price is set equal to the closing price of the Common Shares on the TSX on the day before the date of the grant and converted to US dollars using the Bank of Canada daily noon rate on the day that the closing price is established. All options granted prior to 2005 expire, in the ordinary course, ten years after their date of grant. Stock options granted in 2005 and thereafter expire seven years after their date of grant. For a more complete description of the Stock Option Plan, please see pages 12 and 51.
As mentioned above, all executive officers have received 50% of the value of their long-term incentive awards in stock options and 50% in PSUs since 2006. In 2009, Mr. Aitken received 264,000 stock options and all other executive officers individually received 45,000 stock options. Mr. Aitken’s 2009 stock option grant represented less than 20% of the total stock options granted in 2009.

All management personnel of the Company who are subject to the share ownership guidelines are eligible for long-term incentive awards. The table below shows the number of stock options granted in 2009 and 2008 and their ratio to outstanding shares as at December 31, 2009 and 2008 respectively:

		Number		Number
		of Stock		of Stock
		Options		Options
		Granted in		Granted
		2009 as		in 2008
	Number	% of	Number	as % of
	of Stock	Outstanding	of Stock	Outstanding
	Options	Common	Options	Common
	Granted	Shares at	Granted	Shares
Employee Group	in 2009	Dec. 31, 2009(1)	in 2008	at Dec. 31, 2008(2)
CEO	264,000	0.287%	207,000	0.225%
Executive officers (8 individuals, excluding CEO)	360,000	0.391%	312,000	0.339%
All other managers (approximately 130 individuals)	733,830	0.797%	559,068	0.607%

Total	1,357,830	1.474%	1,078,068	1.171%

(1)	The Company had 92,108,242 Common Shares outstanding as at December 31, 2009.

(2)	The Company had 92,031,392 Common Shares outstanding as at December 31, 2008.
On March 5, 2010, Mr. Aitken was granted 231,000 stock options with tandem SARs and all other NEOs individually were granted 42,000 stock options with tandem SARs. Mr. Aitken’s 2010 stock option grant represents less than 20% of the total stock options granted in 2010. The grant of tandem SARs is subject to shareholder approval. See “Amendment of Stock Option Plan” on page 12 for more details
(ii) Performance Share Unit Plan
In 2006, the Company introduced the Performance Share Unit Plan. PSUs are notional shares credited to a “PSU Account.” Additional PSUs corresponding to dividends declared on the Common Shares are also credited to the PSU Account. PSUs granted in any year will normally vest on December 31, in the 24th month following the end of the year in which the award was made. For example, PSUs awarded in March 2009 will vest on December 31, 2011. All of the executive officers and other key management personnel are eligible to participate in the PSU Plan. At the time of vesting, a minimum of 50% or a maximum of 120% of PSUs granted will vest depending on the Company’s performance against predetermined criteria. For PSUs granted in 2009, the performance criterion is the compound annual growth rate in total shareholder return (“TSR CAGR”) over the period January 1, 2009 to December 31, 2011 (the “Measurement Period”). TSR CAGR is calculated as the change (if any) in value of an initial hypothetical investment of US $100 in shares expressed as a percentage and determined on an annual and compounded basis over the Measurement Period, with dividends assumed to be reinvested. The following chart shows the TSR CAGR performance levels used to determine the number of PSUs that will actually vest based on the degree to which the TSR CAGR was achieved during the applicable Measurement Period.

Performance Measure	Vesting Scale
Total Shareholder Return CAGR	% of PSUs Vesting
≤6%	50%
8%	100%
≥10%	120%
The factor by which the vested PSUs are calculated is pro-rated between the minimum, target and maximum TSR CAGR depending on actual performance. The Company operates within a cyclical industry. PSUs are designed to both focus management efforts on performance while retaining employees in down cycles. As such, a minimum of 50% or a maximum of 120% of PSUs granted will vest at the end of the Measurement Period. The following chart shows the actual vesting levels of PSUs that have vested since the PSU plan was implemented.

PSU Grant Date	PSU Vesting Date	Actual % of PSUs
(Feb/March)	(December 31)	Vested
2006	2008	50%
2007	2009	50%

In 2009, Mr. Aitken received 71,000 PSUs and all other executive officers individually received 13,000 PSUs as part of their 2009 long-term incentive awards. On March 5, 2010, Mr. Aitken received 72,000 PSUs and all other NEOs individually received 14,000 PSUs as part of their 2010 long-term incentive awards. In both 2009 and 2010, Mr. Aitken’s PSU grants represented less than 20% of the total PSUs granted in each of those years.
In general, following the vesting of the PSUs, an employee receives an amount of cash equal to one-half of the value of their vested PSUs (less withholding tax) and a number of Common Shares equal to one-half the number of vested PSUs. These Common Shares are purchased on behalf of employees on the open market. Half of the outstanding PSUs held by an employee are considered when determining whether the individual is meeting share ownership guidelines. PSUs do not entitle participants to any voting or other shareholder rights. See the table titled “Incentive Plan Awards — Value Vested or Earned During the Year” on page 47.
Executive officers who are resident in Canada for tax purposes may also elect to receive an equivalent number of DSUs in place of their vested PSUs at the time of settlement. Messrs. Cameron, Gordon and Macdonald elected to settle 100% of their 2007 PSUs that vested on December 31, 2009 as DSUs. Settlement will occur on March 25, 2010. DSUs are more fully described below.
Deferred Share Unit Plan
Under the DSU Plan, each executive officer who is resident in Canada for tax purposes may elect annually to receive 100%, 50% or 0% of his short-term incentive award as DSUs. Such election must be made by the officer in mid-December of the fiscal year that the award relates to. The actual number of DSUs granted to an executive officer with respect to an executive officer’s short-term incentive award is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan by the average daily closing price of the Common Shares on the TSX on the last 90 days of the prior calendar year. In 2009, no NEO elected to receive his short-term incentive award as DSUs. Under the Long-Term Incentive Plan, executive officers who are resident in Canada for tax purposes may also elect to receive an equivalent number of DSUs in place of their vested PSUs at the time of settlement.
A DSU account is credited with notional grants of DSUs received by each DSU Plan member. Additional DSUs are credited to DSU Plan members corresponding to dividends declared on the Common Shares. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights. DSUs count towards the achievement of share ownership guidelines.
DSUs held by executive officers are redeemable only after the executive officer’s employment with the Company ceases or upon death (“Termination Date”) and a lump-sum cash payment, net of any withholdings, is made after the executive officer chooses a valuation date. For DSUs granted after January 1, 2008, executive officers may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the executive officer cannot choose a date retroactively. For DSUs granted prior to January 1, 2008, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1 of the first calendar year beginning after the Termination Date. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.
Benefits and Perquisites
Benefits and perquisites for executive officers include participation in the retirement plans described more fully on page 48 as well as benefits such as extended health and dental care, life insurance and disability benefits that are extended to all employees. Executive officers may also participate in the Company’s Employee Share Purchase Plan, in which all employees are eligible to participate. The Employee Share Purchase Plan allows all employees to regularly contribute up to 15% of their base salary into an account to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the employee’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares on the open market. Since 2008, the Company has provided a single, fixed amount, taxable perquisite allowance for Canadian-based executives for financial planning, auto, social club, health, fitness and household security in lieu of individual allowances for each perquisite.

Recoupment Policy
In November 2009 the Board approved a recoupment policy. Under this policy, if the Board determines that, as a result of any gross negligence, fraud or other illegal behaviour: (1) the Company has had to re-state its financial results; or (2) it later becomes clear that metrics used and which formed the basis of any employee incentive compensation were not in fact achieved, then the Board in its sole discretion can take such action as it deems to be in the best interests of the Company and necessary to remedy the misconduct and prevent its recurrence. Among other actions that it may take, the Board may, to the fullest extent permitted by law, seek to recover or require reimbursement of incentive performance and equity awards under any plan providing for incentive compensation, equity compensation or performance-based compensation. Recovery or reimbursement may include recoupment of money or shares, immediate forfeiture of unvested awards, and cancellation of outstanding vested awards and may also apply to profits that may have been realized from the sale of securities.
Total Shareholder Return Comparison
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on December 31, 2004 with the cumulative total return of the S&P/TSX Composite Index and S&P 500 Chemicals Index, for the five most recently completed financial years.

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2005	2006	2007	2008	2009
Methanex Total Return(1)	$102	$152	$135	$69	$109
S&P/TSX Composite Index Total Return	$124	$146	$160	$107	$145
S&P 500 Chemicals Index Total Return	$99	$116	$148	$88	$128

(1)	For Methanex Total Return calculations, dividends declared on Common Shares are assumed to be reinvested at the closing price on the dividend payment date.
Trend in Total Shareholder Return Compared to Trend in Executive Compensation
Aggregate NEO total compensation over the last five years (as disclosed in the Summary Compensation Table in our Information Circular), is shown in the table below. Aggregate NEO total compensation increased 16% from 2005 to 2006 and then declined by a total of 5% over the next three years and declined by a further 37% from 2008 to 2009. The total compensation decrease from 2008 to 2009 is comparable to the 48% decline in total shareholder return between year-end 2007 and year-end 2008 as illustrated in the Total Shareholder Return Comparison graph above.

	2005	2006	2007	2008	2009
NEO Total Compensation (Cdn $ millions)	$11.1	$12.9	$12.7	$12.2	$7.7

However, a comparison of NEO total compensation, as disclosed in the Summary Compensation Table, to the total cumulative shareholder return over a period of time does not accurately illustrate the linkages between NEO compensation and total shareholder return. A more useful comparison is based on total compensation earned by the NEOs, including the impact of the change in value of previously granted stock options and PSUs. The value of outstanding PSUs and stock options vary based on the share price at the time of valuation.
The following graphs illustrate the annual change in cumulative total shareholder return on a Cdn $100 investment in the Company’s Common Shares compared with the Aggregate Annual Compensation (defined in the footnote below the graphs) of NEOs in each year of the five-year period ending on December 31, 2009 and demonstrates the close link between the two.

(1)
Aggregate Annual NEO Compensation for each year is based on all NEOs and includes base salary and annual incentive earned in that year as reported in the Summary Compensation Table in our Information Circular, the grant date fair value of stock options and PSUs granted in that year as reported in the Summary Compensation Table, the annual change in unrealized gains or losses for outstanding stock options and PSUs in that year, and the realized gains or losses for exercised stock options and settled PSUs in that year. Annual Aggregate Compensation does not include changes in the value of Common Shares held. All executive officers are subject to share ownership guidelines. See “Share Ownership Guidelines” on page 43 for more information.

(2)
Annual Change in Cumulative Total Shareholder Return (“TSR”) reflects the annual change in total cumulative shareholder return for $100 invested in Common Shares over the five year period beginning on December 31, 2004 as set out in the table under the heading “Total Shareholder Return Comparison” on page 41.

The annual change in unrealized gains or losses for outstanding stock options and PSUs in each year is calculated as the difference between the value of all outstanding stock options and PSUs at December 31 of the current year and the value of all outstanding stock options and PSUs at December 31 of the previous year. In the year of grant only, the annual change in unrealized gains or losses for those stock options and PSUs granted in the year is calculated as the difference between the value of the stock options and PSUs at December 31 of the grant year and the value of the stock options and PSUs on the grant date.
The annual change in realized gains or losses for exercised stock options and settled PSUs is calculated as the difference between the actual proceeds the NEO received from exercised stock options and/or settled PSUs in the current year and the value of those stock options and PSUs at December 31 of the previous year.
For the purposes of this graph, the values for outstanding stock options and PSUs are calculated using the Canadian dollar closing price of the Common Shares on the TSX on December 31 for each of the years included in this graph.
Share Ownership Guidelines
Since 1998, the Company has had share ownership guidelines in place for executive officers to promote meaningful share ownership. The guidelines encourage each executive officer to own shares having a value equal to at least, in the case of the CEO, five times annual base salary and, in the case of each of the other executive officers, three times annual base salary. Half of the value of PSUs and the full value of DSUs held by an executive officer are considered when determining whether executives are meeting their share ownership guidelines. Executive officers are expected to use the cash proceeds (if any) from the exercise of stock options or the vesting of PSUs to achieve their share ownership guideline. The guidelines are intended to be met within three to five years from the date that each individual became an executive officer. All other management personnel of the Company are also subject to share ownership guidelines that are related to the level of their position. The following table summarizes the relationship between the share ownership position of each of the NEOs and the share ownership guideline applicable to each of them.

	As at December 31, 2009
		Minimum
	Minimum	Ownership	Common Shares	Performance Share		Share
	Ownership	Requirement (as	Beneficially Owned	Units (50% of		Ownership
	Requirement (as	Number of Common	or Over Which	Balance) and		Guidelines
	Multiple of Base	Shares, PSUs and	Control or Direction	Deferred Share	Total	Achieved(2)
Named Executive Officer	Salary)	DSUs)(1)	is Exercised	Units Held	Holdings	%
Bruce Aitken	5 times	284,000	123,497	278,218	401,715	141
Ian Cameron	3 times	67,000	19,172	51,160	70,332	105
John Gordon	3 times	71,000	12,031	51,160	63,191	89
John Floren	3 times	68,000	26,280	18,890	45,170	66
Michael Macdonald	3 times	61,000	28,727	51,160	79,887	131

(1)
Based on $19.71 per share, being the weighted average Canadian dollar closing price of the Common Shares on the TSX for the 90-day period ending December 31, 2009. For more information on the “Performance Share Unit Plan” and the “Deferred Share Unit Plan” please see pages 39 and 40 respectively.

(2)
Based on $19.71 per share, being the weighted average Canadian dollar closing price of the Common Shares on the TSX for the 90-day period ending December 31, 2009. The percentage demonstrates the extent to which the guideline has been achieved. The percentage is also based on 2009 base salary.

Shareholder Feedback on Executive Compensation

If you are a shareholder and you wish to provide feedback to the Chair of our Human Resources Committee on the Company’s approach to executive compensation as described in this Information Circular, you may do so through a web-based survey that can be found in the Investor Relations section of our website at www.methanex.com. See “Shareholder Survey on Executive Compensation” on page 22 for more information.

STATEMENT OF EXECUTIVE COMPENSATION
Summary Compensation
The following table sets forth a summary of compensation earned during the last three years by the Company’s CEO, Chief Financial Officer and its three other executive officers who had the highest aggregate total compensation during 2009. (All such officers are herein collectively referred to as the “Named Executive Officers” or “NEOs”).
The Company uses US dollars in its financial statements and is required to report executive compensation amounts in US dollars. All components of the Company’s executive compensation are designed and received in Canadian dollars. All Canadian dollar amounts in the following table and elsewhere in this Statement of Executive Compensation have been converted to US dollars at the Bank of Canada average noon rate for the applicable year (2009: 1.142; 2008: 1.066; 2007: 1.0748) except where otherwise noted.
Summary Compensation Table

						Non-Equity Incentive
				Share-	Option-	Plan Compensation ($)			All Other	Total
Name and				Based	Based	Annual		Pension	Compen-	Compen
Principal			Salary	Awards(2)	Awards(3)	Incentive		Value(5)	sation(6)	sation
Position(1)	Year		($)	($)	($)	Plans(4)	LTI Plans	($)	($)	($)
Bruce Aitken	2009	US$	980,736	449,430	450,200	560,420	—	188,792	339,593	2,969,170
President and CEO		CDN$	1,120,000	578,650	579,641	640,000	—	215,600	387,815	3,521,706
	2008	US$	1,028,846	1,705,800	1,616,612	938,086	—	198,991	316,398	5,804,733
		CDN$	1,096,750	1,657,800	1,571,122	1,000,000	—	212,124	337,280	5,875,076
	2007	US$	935,755	1,497,600	1,433,248	1,060,662	—	180,133	281,033	5,388,432
		CDN$	1,005,750	1,753,800	1,678,439	1,140,000	—	193,607	302,054	6,073,650
Ian Cameron	2009	US$	385,289	82,290	76,739	160,245	—	63,573	130,237	898,372
Senior VP,		CDN$	440,000	105,950	98,802	183,000	—	72,600	148,731	1,049,083
Finance & CFO	2008	US$	406,426	312,730	304,579	256,098	—	67,998	98,752	1,446,582
		CDN$	433,250	303,930	296,008	273,000	—	72,486	105,269	1,483,944
	2007	US$	378,675	274,560	270,032	292,147	—	62,481	76,081	1,353,977
		CDN$	407,000	321,530	316,228	314,000	—	67,155	81,772	1,507,685
John Gordon	2009	US$	406,305	82,290	76,739	162,872	—	67,040	115,154	910,400
Senior VP,		CDN$	464,000	105,950	98,802	186,000	—	76,560	131,506	1,062,818
Corporate	2008	US$	431,051	312,730	304,579	263,602	—	72,062	113,614	1,497,638
Resources		CDN$	459,500	303,930	296,008	281,000	—	76,818	121,113	1,538,369
	2007	US$	411,937	274,560	270,032	307,034	—	67,970	87,496	1,419,029
		CDN$	442,750	321,530	316,228	330,000	—	73,054	94,041	1,577,602
John Floren	2009	US$	394,046	82,290	76,739	159,370	—	65,018	92,843	870,304
Senior VP, Global		CDN$	450,000	105,950	98,802	182,000	—	74,250	106,026	1,017,029
Marketing &	2008	US$	413,462	312,730	304,579	263,602	—	69,159	205,705	1,569,237
Logistics		CDN$	440,750	303,930	296,008	281,000	—	73,724	219,281	1,614,694
	2007	US$	378,675	274,560	270,032	299,591	—	62,481	177,708	1,463,047
		CDN$	407,000	321,530	316,228	322,000	—	67,155	191,000	1,624,913
Michael	2009	US$	350,263	82,290	76,739	143,608	—	57,793	154,464	865,156
Macdonald		CDN$	400,000	105,950	98,802	164,000	—	66,000	176,398	1,011,150
Senior VP,	2008	US$	369,371	312,730	304,579	227,017	—	61,885	161,542	1,437,124
Corporate		CDN$	393,750	303,930	296,008	242,000	—	65,969	172,204	1,473,862
Development	2007	US$	345,646	274,560	270,032	287,495	—	57,032	98,029	1,332,794
		CDN$	371,500	321,530	316,228	309,000	—	61,298	105,361	1,484,917

(1)	All NEOs receive their compensation in Canadian dollars.

(2)
This column reflects the grant date fair value of PSUs received by NEOs as long-term incentive awards. At the time of vesting, a minimum of 50% or a maximum of 120% of PSUs granted will vest depending on the Company’s performance against predetermined criteria. For PSUs granted in 2009, the performance criterion is the compound annual growth rate in total shareholder return (“TSR CAGR”) over the period January 1, 2009 to December 31, 2011. The grant date fair value shown in this column is calculated by multiplying the total number of Performance Share Units (PSUs) awarded by the closing price of the Common Shares on the TSX on the day before the PSUs were granted, converted to US dollars based on the Bank of Canada noon rate of exchange on that day (2007: US $24.96; 2008: US $28.43; 2009: US $6.33). This valuation methodology is different than accounting fair value. In calculating the accounting fair value, the Company used a binomial pricing model to assign a probability weighted average total shareholder return factor that determines the number of PSUs that would be included in the valuation in accordance with the PSU plan. The accounting fair value, as calculated by the binomial pricing model on the grant date, is: 2007: CEO US $888,000, other NEOs US $162,800; 2008: CEO US $864,600, other NEOs US $158,510; 2009: CEO US $210,870, other NEOs US $38,610. The PSU Plan is more fully described on page 39.

(3)
This column reflects the grant date fair value of stock options received by NEOs as long-term incentive awards. The value shown is calculated by multiplying the number of stock options granted by the US dollar exercise price at the time of the grant by the Black-Scholes valuation factor (2007: US dollar exercise price = $24.96, Black-Scholes valuation factor = 27.74%. 2008: US dollar exercise price = $28.43, Black-Scholes valuation factor = 27.47%. 2009: US dollar exercise price = $6.33, Black-Scholes valuation factor = 26.94%). The exercise price represents the closing price of the Common Shares on the TSX on the day before the stock options were granted, converted to US dollars based on the Bank of Canada noon rate of exchange on that day. This value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule. The Company’s Stock Option Plan is more fully described on page 12 and page 51.

(4)
These annual incentive payments are reported in the year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSUs in the year following the year in which they are earned. All NEOs elected to be paid in cash in each of the past three years. The DSU Plan is more fully described on page 40. For more information concerning these annual incentives, refer to “Short-Term Incentive Plan” on page 33.

(5)	The amounts include the Company’s pension contributions to both the regular Company Defined Contribution pension plan and to the Defined Contribution Supplemental Retirement Plan.

(6)	The amounts shown represent:
•
For Mr. Aitken: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional RSUs and PSUs corresponding to dividends declared on Common Shares (2009 = Cdn $141,289; US $123,720 (9,942 units); 2008 — Cdn $136,231; US $127,797 (6,649 units); 2007 — Cdn $135,352; US $125,932 (5,199 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2009 = Cdn $119,952; US $105,037 (8,382 units); 2008 — Cdn $78,909; US $74,024 (3,923 DSUs); 2007 — Cdn $67,058; US $62,391 (2,564 DSUs)), perquisite allowance (2009 — Cdn $66,000; US $57,793; 2008 — Cdn $66,000; US $61,914), individual allowances paid in 2007 (housing allowance, auto allowance, club membership and tax payments in respect of certain perquisites and benefits made on his behalf), vacation payout and other miscellaneous items.

•
For Mr. Cameron: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional RSUs and PSUs corresponding to dividends declared on Common Shares (2009 = Cdn $25,891; US $22,671 (1,822 units); 2008 — Cdn $24,389; US $22,879 (1,190 units); 2007 — Cdn $24,111; US $22,433 (927 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2009 = Cdn $22,102; US $19,354 (1,530 units); 2008 — Cdn $14,857; US $13,937 (739 DSUs); 2007 — Cdn $2,976; US $2,769 (108 DSUs)), perquisite allowance (2009 — Cdn $57,000; US $49,912; 2008 — Cdn $57,000; US $53,471), individual allowances paid in 2007 (auto allowance, club membership and tax payments in respect of certain perquisites and benefits made on his behalf), vacation payout (2007 — Cdn $17,954; US $16,704) and other miscellaneous items.

•
For Mr. Gordon: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional RSUs and PSUs corresponding to dividends declared on Common Shares (2009 = Cdn $25,891; US $22,671 (1,822 units); 2008 — Cdn $24,389; US $22,879 (1,190 units); 2007 — Cdn $24,111; US $22,433 (927 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2009 = Cdn $22,102; US $19,354 (1,530 units); 2008 — Cdn $14,857; US $13,937 (739 DSUs); 2007 — Cdn $2,976; US $2,769 (108 DSUs)), perquisite allowance (2009 — Cdn $57,000; US $49,912; 2008 — Cdn $57,000; US $53,471), individual allowances paid in 2007 (auto allowance, club membership (2007 — Cdn $15,878; US $14,773) and tax payments in respect of certain perquisites and benefits made on his behalf), vacation payout and other miscellaneous items.

•
For Mr. Floren: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional RSUs and PSUs corresponding to dividends declared on Common Shares (2009 = Cdn $25,891; US $22,671 (1,822 units); 2008 — Cdn $24,389; US $22,879 (1,190 units); 2007 — Cdn $16,731; US $15,567 (639 units)), perquisite allowance (2009 — Cdn $57,000; US $49,912; 2008 — Cdn $57,000; US $53,471), individual allowances paid in 2007, housing allowance (2008 — Cdn $60,224; US $56,495; 2007 — Cdn $77,936; US $72,512), auto allowance, club membership and tax payments in respect of certain perquisites and benefits made on his behalf), vacation payout and other miscellaneous items.

•
For Mr. Macdonald: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional RSUs and PSUs corresponding to dividends declared on Common Shares (2009 = Cdn $25,891; US $22,671 (1,822 units); 2008 — Cdn $24,389; US $22,879 (1,190 units); 2007 — Cdn $24,111; US $22,433 (927 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2009 = Cdn $22,102; US $19,354 (1,530 units); 2008 — Cdn $14,857; US $13,937 (739 DSUs); 2007 — Cdn $2,976; US $2,769 (108 DSUs), perquisite allowance (2009 — Cdn $57,000; US $49,912; 2008 — Cdn $57,000; US $53,471), individual allowances paid in 2007 (auto allowance and tax payments in respect of certain perquisites and benefits made on his behalf) , vacation payout (2009 — Cdn $50,769; US $44,456; 2008 — Cdn $46,154; US $43,296; 2007 — Cdn $40,265; US $37,463) and other miscellaneous items.

Where no amount is stated in this footnote in respect of a particular perquisite, the amount does not exceed 25% of the total value of all perquisites for the NEO disclosed in the table. For 2008 and 2009, no NEO spent 25% or more of the value of his perquisite allowance on any one perquisite. The amounts shown do not include payments made on settlement of PSUs granted in a prior year. Payments made on settlement of PSUs are reported in the table entitled “Incentive Plan Awards — Value Vested or Earned During the Year” found on page 47.

Incentive Plan Awards
The following table sets forth information concerning outstanding stock options and share-based awards (PSUs) held by the NEOs as at December 31, 2009.
Outstanding Option-Based Awards and Share-Based Awards

Option-Based Awards								Share-Based Awards
		Number of						Number of	Market or Payout
		Securities				Value of		Shares or	Value of
		Underlying	Option		Vested	Unexercised		Units that	Share-Based
		Unexercised	Exercise	Option	Options at	In-the-Money		Have Not	Awards that Have
		Options	Price(1)	Expiration	Year-End	Options		Vested	Not Vested(2)
Name	Year Granted	(#)	US$	Date	(#)	US$	CDN$	(#)	US$	CDN$
Bruce Aitken	2009	264,000	6.33	Mar 5, 2016	0	0	0	74,597	670,524	765,738
	2008	207,000	28.43	Feb 28, 2015	69,000	0	0	65,076	584,943	668,005
	2007	207,000	24.96	Mar 1, 2014	138,000	0	0
	2006	249,200	20.76	Mar 2, 2013	249,200	0	0
	2005	50,000	17.85	Mar 3, 2012	50,000	6,362	7,265
Ian Cameron	2009	45,000	6.33	Mar 5, 2016	0	0	0	13,659	122,776	140,210
	2008	39,000	28.43	Feb 28, 2015	13,000	0	0	11,931	107,243	122,472
	2007	39,000	24.96	Mar 1, 2014	26,000	0	0
	2006	60,000	20.76	Mar 2, 2013	60,000	0	0
	2005	10,000	17.85	Mar 3, 2012	10,000	1,272	1,453
John Gordon	2009	45,000	6.33	Mar 5, 2016	0	0	0	13,659	122,776	140,210
	2008	39,000	28.43	Feb 28, 2015	13,000	0	0	11,931	107,243	122,472
	2007	39,000	24.96	Mar 1, 2014	26,000	0	0
	2006	40,000	20.76	Mar 2, 2013	40,000	0	0
	2005	10,000	17.85	Mar 3, 2012	10,000	1,272	1,453
John Floren	2009	45,000	6.33	Mar 5, 2016	0	0	0	13,659	122,776	140,210
	2008	39,000	28.43	Feb 28, 2015	13,000	0	0	11,931	107,243	122,472
	2007	39,000	24.96	Mar 1, 2014	26,000	0	0
	2006	40,000	20.76	Mar 2, 2013	40,000	0	0
	2005	1,750	17.85	Mar 3, 2012	1,750	223	254
Michael	2009	45,000	6.33	Mar 5, 2016	0	0	0	13,659	122,776	140,210
Macdonald	2008	39,000	28.43	Feb 28, 2015	13,000	0	0	11,931	107,243	122,472
	2007	39,000	24.96	Mar 1, 2014	26,000	0	0
	2006	60,000	20.76	Mar 2, 2013	60,000	0	0
	2005	30,000	17.85	Mar 3, 2012	30,000	3,817	4,359

(1)
For the purposes of this column, the US dollar exercise price represents the closing price of the Common Shares on the TSX on the day prior to the date of the grant converted to US dollars at the Bank of Canada noon rate of exchange on that day. One-third of the options are exercisable beginning on the first anniversary of the date of the grant, one-third beginning on the second anniversary of the date of the grant and the final third are exercisable beginning on the third anniversary of the date of the grant. If the options are unexercised, they will expire, in the ordinary course, seven years after the date of their grant.

(2)
This column reflects the value of outstanding unvested PSUs and includes dividend equivalent PSUs credited since the date of the original PSU grant. PSUs provide for different payouts depending on achievement of a target compounded average growth rate of total shareholder return over a three-year period. The minimum payout is 50% of the vested PSU balance. The value shown is based on this minimum payout and is calculated using the Canadian dollar closing price of the Common Shares on the TSX on December 31, 2009, being Cdn $20.53, converted to US dollars at a conversion rate of 1.142, being the Bank of Canada average noon rate for 2009. See “Performance Share Unit Plan” on page 39 for more information. This table does not include DSUs outstanding as DSUs vest immediately upon grant. During 2007, Messrs. Cameron and Gordon each elected to settle their vested 2005 RSUs in DSUs (22,333 each). In 2008, Messrs. Aitken, Cameron and Gordon each elected to settle their vested 2006 PSUs in DSUs (43,640, 7,543 and 7,543 respectively); the settlement date for the vested 2006 PSUs was March 6, 2009. In 2009, Messrs. Cameron, Gordon and Macdonald each elected to settle their vested 2007 PSUs in DSUs (6,096 each). The table below shows the total number of outstanding DSUs and their value (calculated by multiplying the number of DSUs by Cdn $20.53, the closing market price of the Common Shares on the TSX on that date) for all NEOs as at December 31, 2009.

	Number of DSUs Outstanding as	Value of Outstanding DSUs as at Dec. 31, 2009
NEO(*)	at Dec. 31, 2009	US$	CDN$
B. Aitken	175,131	3,148,378	3,595,448
I. Cameron	32,270	580,118	662,495
J. Gordon	32,270	580,118	662,495
M. Macdonald	32,270	580,118	662,495

(*)	Mr. Floren does not participate in the DSU plan as he is not a resident of Canada for tax purposes.
The following table sets forth information concerning the value vested or earned upon the vesting of stock options, share-based awards (PSUs and DSUs) and the short-term incentive award during 2009. The values shown were calculated as at the vesting date. Also included is the actual value realized upon the exercise of stock options during 2009.
Incentive Plan Awards — Value Vested or Earned During the Year

					Non-Equity Incentive
		Option-Based Awards	Option-Based Awards	Share-Based Awards —	Plan Compensation —
		— Value Vested During	— Value Realized at	Value Vested During	Value Earned During
		the Year(1)	Exercise(2)	the Year(3)	the Year(4)
Name		($)	($)	($)	($)
Bruce Aitken	US$	0	0	710,350	560,420
	CDN$	0	0	811,220	640,000
Ian Cameron	US$	0	0	130,328	160,245
	CDN$	0	0	148,835	183,000
John Gordon	US$	0	0	130,328	162,872
	CDN$	0	0	148,835	186,000
John Floren	US$	0	0	122,234	159,370
	CDN$	0	0	139,591	182,000
Michael Macdonald	US$	0	0	130,328	143,608
	CDN$	0	0	148,835	164,000

(1)
The value shown in this column is calculated by multiplying the number of stock options that vested in 2009 by the difference between the exercise price and the closing price of the Common Shares on the TSX on the vesting date, converted to US dollars at a conversion rate of 1.142, being the Bank of Canada average noon rate for 2009. The values in this column are all nil because the exercise price for each stock option that vested in 2009 was above the closing price on the TSX on the vesting date.

(2)
This amount represents, in respect of all Common Shares acquired during 2009 on exercise of stock options, the difference between the market value of such shares at the time of exercise and the exercise price. If the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the foreign exchange rate at the time of the exercise and provided to the stock option administrator, Solium Capital, by Solium’s stockbroker, HSBC InvestDirect. No stock options were exercised by NEOs in 2009.

(3)
The value shown in this column includes the settlement value of 2007 PSUs, including dividend equivalent PSUs in respect thereof, that vested on December 31, 2009 and the value of dividend equivalent DSUs received during the year. Under the PSU Plan, following vesting of PSUs, NEOs generally receive an amount of cash equal to 50% of the value of such vested PSUs and a number of Common Shares equal to the remaining 50% of the vested PSUs. The PSU Plan is described in more detail on page 39. NEOs may elect to receive an equivalent number of DSUs in place of their vested PSUs at the time of settlement. The DSU plan is described in more detail on page 40. The settlement value of such vested PSUs is based on the weighted average closing price of the Common Shares on the TSX during the 15 trading days ending December 30, 2009 ($20.79) for the cash portion of the settlement, the weighted average purchase price for shares purchased on the TSX over the 15 trading days ending February 5, 2010 ($25.01) for the share portion of the settlement, and on the performance factor results (50%). The closing price of the Common Shares on the TSX on December 31, 2009, the vesting date of the 2007 PSUs, was $20.53. Based on the TSR CAGR achieved, the number of 2007 PSUs that vested was 50% of each individual’s 2007 PSU balance as at December 31, 2009. The number of PSUs and settlement value for each NEO in respect of vested 2007 PSUs was as follows: Mr. Aitken: Cdn $691,268; US $605,313 (33,250 PSUs); Mr. Cameron: Cdn $126,732; US $110,974 (6,096 PSUs); Mr. Gordon: Cdn $126,732; US $110,974 (6,096 PSUs); Mr. Floren: Cdn $139,591; US $122,234 (6,096 PSUs); and Mr. Macdonald: Cdn $126,732; US $110,974 (6,096 PSUs). Messrs. Cameron, Gordon and Macdonald each elected to settle their vested 2007 PSUs in DSUs (Mr. Cameron — 6,096, Mr. Gordon — 6,096, Mr. Macdonald — 6,096). Mr. Floren does not participate in the DSU plan as he is not a resident of Canada for tax purposes. The value of DSU dividend equivalents is based on the market price on the day they were granted, which is also the vesting date. DSUs are vested immediately upon grant; however, they may not be redeemed by the NEO until the NEO ceases to be an employee. The DSU plan is more fully described on page 40.

(4)	The value shown in this column is the annual incentive payment included in the Summary Compensation Table on page 44.

Retirement Plans
The Company has established a registered defined contribution retirement plan that provides an annual company contribution equal to 7% of annual base salary. Contributions are made to a retirement account and invested according to a selection of investment vehicles made by the NEO. Sixteen investment vehicles are currently available from four investment managers. At retirement, funds in the account may be used to purchase an annuity or they can be transferred to a life income fund or a locked-in registered retirement savings plan. No NEOs are members of a defined benefit retirement plan. All NEOs participate in the defined contribution plan.
Canadian income tax legislation places limits on the amount of retirement benefits that may be paid from the registered retirement plan. NEOs resident in Canada participate in a defined contribution supplemental retirement plan that provides benefits in excess of what is provided under the registered plan. Benefits are provided without regard to Canadian income tax limits on the maximum benefit payable and are paid net of any benefit payable under the registered plan. Supplemental plan contributions are based on earnings defined as base salary plus the target short-term incentive award and provide NEOs with an annual contribution equal to 11% of earnings less any contributions made to the registered plan. The Canadian defined contribution supplemental retirement plan was fully funded as of December 31, 2006 and remains fully funded on an accounting basis as of December 31, 2009. The supplemental plan funds are invested in a single fund with Phillips, Hager & North and represent an asset on the balance sheet. At retirement, funds in the member’s account may be paid as a lump sum or paid as a 10-year monthly annuity. These payments would be made from the supplemental plan investment account, not from general revenue. No NEOs are members of any defined benefit supplemental retirement plan.
The following table shows the change in value of the defined contribution registered retirement plan and defined contribution supplemental retirement plan benefits for the NEOs:
Defined Contribution Plan Table (Registered and Supplemental Plans)

		Accumulated Value		Non-	Accumulated
		at Start of Year	Compensatory(1)	Compensatory(2)	Value at Year-End
Name		($)	($)	($)	($)
Bruce Aitken	US$	687,757	188,792	149,404	1,025,953
	CDN$	785,419	215,600	170,619	1,171,638
Ian Cameron	US$	505,859	63,573	138,393	707,825
	CDN$	577,691	72,600	158,045	808,336
John Gordon	US$	748,005	67,040	120,118	935,164
	CDN$	854,222	76,560	137,175	1,067,957
John Floren	US$	246,425	65,018	46,032	357,474
	CDN$	281,418	74,250	52,568	408,236
Michael Macdonald	US$	325,028	57,793	83,252	466,074
	CDN$	371,182	66,000	95,074	532,256

(1)
The amounts include the Company’s pension contributions to both the Company’s regular Defined Contribution pension plan and to the Defined Contribution Supplemental Retirement Plan. These amounts are also reported in the “Pension Value” column of the Summary Compensation Table on page 44.

(2)	The amounts include regular investment earnings on pension contributions. Employee contributions are not permitted in the Canadian pension plans.
Termination of Employment and Employment Contracts
The Company has entered into employment agreements with the NEOs that provide them with certain rights in the event of involuntary termination of employment or a “Change of Control” of the Company. “Change of Control” occurs when:
•	More than 40% of voting shares of the Company are acquired by an outsider;

•	A majority change in the Board of Directors of the Company occurs;

•	All or substantially all of the assets of the Company are sold to an outsider; or

•	A majority of directors determines that a change in control has occurred.
In January 2010, the Committee approved management’s recommendation to amend executive employment agreements to provide for a double trigger for future grants of stock options and/or SARs. Early vesting of stock options and/or SARs issued after January 2010 would require the occurrence of both (1) a Change of Control; and (2) either termination of the NEO’s employment or the NEO suffers an adverse material change in his employment status.

Mr. Aitken has an employment agreement that provides for three months’ notice and a termination payment, if his employment is terminated without cause, of an amount equal to (a) 2.5 times his annual salary; (b) 2.5 times his target Short-Term Incentive Plan payment; and (c) compensation for pension and various other company benefits he would have received over a 30-month period. The amount of this payment is reflected in the “Termination without Cause” column in the “Change of Control and Termination Benefits for NEOs” table on page 49. In the event that (1) a Change of Control occurs and (2) Mr. Aitken is terminated or suffers a material change in his employment status within 24 months following a Change of Control, he is entitled to an amount equal to (a) 2.5 times his most recent compensation (highest annual salary during last three years plus the average of his last three years’ short-term incentive award and long-term incentive award plus any other cash compensation awards); and (b) compensation for pension and other company benefits he would have received over a 30-month period, plus all legal and professional fees and expenses. The total amount of this payment is reflected in the “Change of Control with Termination — Total” column in the “Change of Control and Termination Benefits for NEOs” table on page 49. In the event that his employment is terminated for cause, no notice or pay in lieu of notice will be provided. In the event that Mr. Aitken retires or resigns, no payment will be provided and Mr. Aitken is required to give not less than three months’ written notice of retirement or resignation.
Messrs. Cameron, Gordon, Floren and Macdonald each have an employment agreement that provides for three months’ notice and a termination payment, if their employment is terminated without cause, of an amount equal to (a) 1.5 times their annual salary; (b) 1.5 times their target Short-Term Incentive Plan payment; and (c) compensation for pension and various other company benefits they would have received over an 18-month period. The amount of this payment is reflected in the “Termination without Cause” column in the “Change of Control and Termination Benefits for NEOs” table on page 49. In the event that (1) a Change of Control occurs and (2) they are terminated or suffer a material change in their employment status within 24 months following a Change of Control, each is entitled to an amount equal to (a) 2.0 times their most recent compensation (highest annual salary during last three years plus the average of last three years’ short-term incentive awards and long-term incentive awards plus any other cash compensation awards); and (b) compensation for pension and other company benefits they would have received over a 24-month period, plus all legal and professional fees and expenses. The total amount of this payment is reflected in the “Change of Control with Termination — Total” column in the “Change of Control and Termination Benefits for NEOs” table on page 49. In the event that their employment is terminated for cause, no notice or pay in lieu of notice will be provided. In the event that Messrs. Cameron, Gordon, Floren or Macdonald retires or resigns, no payment will be provided and they are required to give not less than three months’ written notice of retirement or resignation.
Where there is either a termination or change of control event, each NEO must adhere to restrictions on his competitive activities, solicitation of business and hiring away for a period of one year after the termination of his employment. All NEOs have also signed a confidentiality undertaking that restricts their use of confidential information acquired during their employment with the Company both during their employment and subsequent to the termination of their employment. In 2010 all NEOs are subject to the new Recoupment Policy, which is more fully described on page 41.
Change of Control and Termination Benefits for NEOs
The following table shows the benefits that the NEOs would have been entitled to if a Change of Control with termination or termination without cause event had occurred on December 31, 2009.

		Change of Control with Termination
			Value of Early Vested
			Options and		Termination
Name		Cash Portion(1)	Share-Based Awards(2)	Total(3)	without Cause(4)
Bruce Aitken	US$	10,886,057	5,585,804	16,471,861	5,038,529
	CDN$	12,431,877	6,378,988	18,810,865	5,754,000
Ian Cameron	US$	2,327,518	984,163	3,311,681	1,071,278
	CDN$	2,658,026	1,123,914	3,781,940	1,223,400
John Gordon	US$	2,392,614	984,163	3,376,777	1,125,342
	CDN$	2,732,366	1,123,914	3,856,280	1,285,140
John Floren	US$	2,356,397	984,163	3,340,560	1,093,805
	CDN$	2,691,006	1,123,914	3,814,920	1,249,125
Michael Macdonald	US$	2,210,490	984,163	3,194,653	981,173
	CDN$	2,524,379	1,123,914	3,648,293	1,120,500

(1)
This column reflects 2.5 times the most recent compensation for the CEO and 2 times the most recent compensation for each of the other NEOs. The most recent compensation includes the highest annual salary during the last three years plus the average of the last three years’ short-term incentive awards and long-term incentive awards, any other cash compensation awards as well as compensation for pension and other company benefits that would have been received. This cash payment will only be paid where: (i) a Change of Control occurs; and (ii) the NEO is terminated or suffers a material change in his employment status within 24 months following such Change of Control.

(2)
All unvested PSUs vest at the time of a Change of Control. For more information on the PSU Plan please see page 39. All unvested stock options at the time of a Change of Control will become exercisable by the NEOs immediately prior to such Change of Control. For more information on the Stock Option Plan please see pages 12 and 51. This column reflects the value of unvested PSUs, including dividend equivalent PSUs granted, and unvested stock options. For greater clarity, the value of PSUs and stock options that vested on or before December 31, 2009, in accordance with the terms of the Plans, are not included in this column. Regardless of whether or not an NEO’s employment is terminated after a Change of Control event, both the unvested PSUs and unvested stock options will vest as described in this footnote.

In January 2010, the Committee approved management’s recommendation to amend executive employment agreements to provide a double trigger for future grants of stock options and/or SARs. Early vesting of stock options and/or SARs issued after January 2010 would require that both (i) a Change of Control occurs; and (ii) either termination of the NEO’s employment or the NEO suffers an adverse material change in his employment status.

(3)
This column is calculated as the sum of the previous two columns and reflects the amounts payable to each NEO in the event that (i) a Change of Control occurs and (ii) the NEO is terminated or suffers a material change in their employment status within 24 months following a Change of Control.

(4)
The column reflects the termination payment that would be made in the event an NEO’s employment was terminated without cause. For the CEO, the termination payment includes 2.5 times his annual salary, 2.5 times his Short-Term Incentive Plan target payment and compensation for pension and benefits that would have been received over a 30-month period. For each of the remaining NEOs, the termination payment includes 1.5 times his annual salary, 1.5 times his Short-Term Incentive Plan target payment and compensation for pension and benefits that would have been received over an 18-month period.

The amounts in this table do not include the value of outstanding DSUs to which the NEO is entitled regardless of the reason for the termination of employment. The number of outstanding DSUs and their value is included in footnote (2) to the “Outstanding Option-Based Awards and Share-Based Awards” table on page 46. No incremental payments will be made in the event the NEO resigns, retires or his employment is terminated for cause.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year, has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined in the CBCA and under applicable securities laws) or which was entirely repaid before the date of this Information Circular.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Company carries insurance that includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.
The insurance provides US $100,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of US $500,000 (US $1,000,000 for securities claims). There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than US $100,000,000, as the insurance is subject to an annual aggregate limit of US $100,000,000.
The cost of this insurance for the current policy year is US $892,510.

PART V OTHER INFORMATION
NORMAL COURSE ISSUER BID
On May 6, 2008, the Company received approval to conduct a normal course issuer bid (the “Bid”) under which the Company had the ability but not the obligation to purchase up to 7,909,393 of its Common Shares, representing ten percent (10%) of the total public float of its issued and outstanding Common Shares as at May 2, 2008. The Bid commenced on May 20, 2008 and terminated on May 19, 2009. A total of 2,165,000 Common Shares were purchased under the Bid. The Company will provide to any shareholder of the Company, without charge, a copy of the Company’s notice to the TSX of its intention to make a normal course issuer bid upon request to the Corporate Secretary of the Company.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Equity Compensation Plan Information
The following table provides information as at December 31, 2009 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Securities Remaining Available
	Securities to be Issued	Weighted Average		for Future Issuance under
	upon Exercise of	Exercise Price of		Equity Compensation Plans
	Outstanding Options,	Outstanding Options,		(Excluding Securities Reflected
	Warrants and Rights	Warrants and		in Column (a))
	(a)	Rights(1) (b)		(c)
Plan Category	(#)	US$	CDN$	(#)
Equity compensation plans approved by securityholders	5,053,592	$18.64	$19.60	3,277,658
Equity compensation plans not approved by securityholders	—	—	—	—

Total	5,053,592	$18.64	$19.60	3,277,658

(1)
For the purposes of this column, if the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the Bank of Canada closing rate of $1.051 on December 31, 2009. This information is given as at December 31, 2009.

There is no compensation plan under which equity securities of the Company are authorized for issuance that was adopted without approval of securityholders.
Stock Option Plan
The Company has a Stock Option Plan (also referred to as the “Plan”) pursuant to which the Board of Directors may from time to time in its discretion grant to officers and other employees of the Company and its subsidiaries options to purchase unissued Common Shares. Under the terms of the Plan, the maximum number of Common Shares that may be issued from and after May 5, 2009 pursuant to options granted is 8,400,000 (representing approximately 9.1% of the Company’s 92,127,192 outstanding Common Shares on a non-diluted basis as at the date of this Information Circular). Options may not be granted to non-management directors under the Plan. Except where otherwise stated, the description of the Plan provisions in this section assumes that the Stock Option Plan Amendments described under “Amendment of Stock Option Plan” commencing on page 12, have already been approved by shareholders.
The following table sets out the total number of Common Shares that may be issued from and after the date of this Information Circular pursuant to options granted under the Plan, the number of Common Shares potentially issuable pursuant to options outstanding and unexercised under the Plan, and the remaining number of Common Shares available to be issued pursuant to options granted from and after the date of this Circular.

			Common Shares Issuable Pursuant			Common Shares Available for Future
Common Shares Issuable under			to Outstanding Unexercised			Issuance Pursuant to Options Granted from
Plan from and after March 5, 2010			Options as at March 5, 2010 (2)			and after March 5, 2010(3)
#	%		#	%		#	%
8,312,300	9.0	(1)	5,837,397	6.3	(1)	2,474,903	2.7	(1)

(1)	Approximate percentage of the Company’s 92,127,192 outstanding Common Shares on a non-diluted basis as at the date of this Information Circular.

(2)	Including the options to purchase an additional 814,755 Common Shares approved by the Board of Directors on March 5, 2010.

(3)
After giving effect the options to purchase an additional 814,755 Common Shares approved by the Board of Directors on March 5, 2010 and assuming that all outstanding unexercised options (including the March 5, 2010 options) will ultimately be exercised in full.

The maximum number of Common Shares that may be reserved for issuance to, or covered by any option granted to, any single person may not exceed the lower of 5% of the issued and outstanding Common Shares or the maximum number permitted by the applicable securities laws and regulations of Canada or of the United States or any political subdivision of either, and the bylaws, rules and regulations of any stock exchange or other trading facility upon which the Common Shares are listed or traded, as the case may be. In addition, the maximum number of Common Shares issued to insiders of the Company pursuant to options under the Plan within any one year period, or issuable to insiders of the Company pursuant to options under the Plan at any time, must not, when combined with all of the Company’s other security based compensation arrangements, exceed 10% of the Company’s total issued and outstanding securities. Apart from these restrictions, there is no maximum number or percentage of securities under the Plan available to insiders of the Company or which any person is entitled to receive under the Plan.
The exercise price for each option granted under the Plan is the price fixed for such option by the Board, which may not be less than the “fair market value” of the Common Shares on the date the option is granted. The “fair market value” for this purpose is deemed to be the US dollar equivalent of the closing price of a Common Share on the TSX on the most recent day preceding the particular date upon which Common Shares were traded on such Exchange. The US dollar equivalent is determined by using the US dollar/Canadian dollar daily noon rate as published by the Bank of Canada on the day the closing price is established.
Assuming that the shareholders and regulators approve the Stock Option Plan Amendments described in “Amendment of Stock Option Plan” commencing on page 12, the Amended Option Plan provides for the issuance of Stock Appreciation Rights (SARs) in tandem with options. Under the terms of the Amended Option Plan, a tandem SAR entitles the holder to surrender the related option granted under the Amended Option Plan and to receive a cash amount equal to the excess of the “fair market value” over the “grant price” of the related option, net of any applicable withholding taxes and other required source deductions. The Amended Option Plan defines “grant price” for this purpose as the US dollar equivalent of the closing price of a Common Share on the TSX on the most recent day preceding the grant date upon which Common Shares were traded on the TSX. The US dollar equivalent of the closing price shall be calculated using the US Dollar/Canadian Dollar Daily Noon Rate as published by the Bank of Canada on the same day that the closing price is established for the grant date. “Fair market value” means the closing price of a Common Share on the Nasdaq on the most recent day preceding the exercise date upon which Common Shares were traded on the Nasdaq. SARs may be granted under the Amended Option Plan in an amount equal to the number of Common Shares covered by each option. Each exercise of a SAR in respect of a Common Share covered by a related option terminates the option in respect of such share. Unexercised SARs terminate when the related option is exercised or the option terminates. The Amended Option Plan also provides that Common Shares subject to any option surrendered on exercise of a related SAR will be credited to the Company’s share reserve and will be available for future options granted under the Option Plan. Since it is anticipated that most option holders will exercise their related SAR, it is likely that the need for further increases in the number of Common Shares reserved for options will be reduced.
Subject to certain limitations contained in the Plan, options (and tandem SARs) may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine with respect to each option (and related tandem SAR), including terms regarding vesting. The Common Shares subject to any option may be purchased at such time or times after the option is granted as may be determined by the Board. Pursuant to the provisions of the Plan, each option (and related tandem SAR), must expire on an expiry date no later than seven years from the day the option was granted except that, subject to the right of the Board in its discretion to determine that a particular option (and related tandem SAR) may be exercisable during different periods, in respect of a different amount or portion or in a different manner:
(a)
in the case of death of an optionee prior to the expiry date, the option (and related tandem SAR) will vest immediately and will be exercisable prior to the earlier of (i) the date which is one year from the date of death, and (ii) the expiry date;

(b)	in the case of disability of the optionee prior to the expiry date, the option (and related tandem SAR) shall vest immediately and will be exercisable until the expiry date;

(c)
in the case of termination of the optionee’s employment by reason of (i) retirement of the optionee where the optionee is not less than 55 years of age, or (ii) circumstances that the Board of Directors, in its discretion, determines constitute a “major divestiture or disposition of assets, facility closure or major downsizing” (which determination shall be conclusive and binding on all parties concerned), the option (and related tandem SAR) will continue to vest in accordance with its terms and will be exercisable until the expiry date; and

(d)
if the optionee ceases, for any other reason, to be an officer or employee of the Company or of a subsidiary of the Company prior to the expiry date, the option (and related tandem SAR) will be exercisable prior to the earlier of (i) the date which is 90 days from the date the optionee ceases to be an officer or employee and (ii) the expiry date.

Where an option expires or ceases to be exercisable during a blackout period during which trading in Company securities is restricted in accordance with the policies of the Company or its affiliates, or within the ten business days immediately after a blackout period, the expiry date for the option (and related tandem SAR), shall become a date that is ten days after the last day of the blackout period.
All options granted by the Company prior to 2005 have vested and each unexercised option granted prior to 2005 expires, in the ordinary course, ten years after the date of grant. For options granted in 2005 and thereafter and (it is intended) in future years, one-third of the options are exercisable on the first anniversary of the date of the grant, a further third on the second anniversary of the date of the grant and the final third are exercisable on the third anniversary of the date of the grant. Options granted in 2005 and thereafter, if unexercised, expire, in the ordinary course, seven years after the date of their grant. As described above, unexercised SARs terminate when the related option is exercised or the option terminates.
With respect to executive officers who have employment agreements, in the event of a change of control, these agreements provide that any option granted prior to January 2010 and prior to the change of control that is not then exercisable becomes exercisable immediately prior to such change of control. In January 2010, the Human Resources Committee approved management’s recommendation to amend executive employment agreements to provide a double trigger for future grants of stock options and/or SARs. Therefore, early vesting of stock options (and related SARs) issued after January 2010 would require that the occurrence of both (1) a Change of Control; and (2) either termination of the executive’s employment or the executive suffers an adverse material change to his employment. Furthermore, unexercised options (and related tandem SARs) may be exercised up to their stated expiry date provided that nothing shall preclude the compulsory acquisition of such options (or related tandem SARs) at their fair market value in the event of a going private transaction effected pursuant to the amalgamation, arrangement or compulsory acquisition provisions of the CBCA or successor legislation thereto. No option (or related tandem SAR) may be transferable or assignable otherwise than by will or the laws of succession and distribution.
Approval by the affirmative vote of not less than a majority of the votes cast by the shareholders voting (excluding, to the extent required pursuant to any applicable stock exchange rules or regulations, votes of securities held by insiders benefiting from the amendment) is required for the following amendments to the Plan or options granted under it:
1.
an increase in the number of Common Shares that can be issued under the Plan, including an increase to the fixed maximum number of securities issuable under the Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such securities;

2.
a reduction in the exercise price or purchase price of outstanding options (including a cancellation of an outstanding option for the purpose of exchange for reissuance at a lower exercise price to the same person);

3.	an extension of the expiry date of an option or amending the Plan to permit the grant of an option with an expiry date of more than seven years from the day the option is granted;

4.	an expansion of the class of eligible recipients of options under the Plan that would permit the re-introduction of non-management directors;

5.
an expansion of the transferability or assignability of options (including any tandem SARs connected therewith), other than to a spouse or other family member, an entity controlled by the option holder or spouse or family member, an RRSP or RRIF of the option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

6.	any amendment of the Plan to increase any maximum limit of the number of securities:
(a)	issued to insiders of the Company within any one-year period, or

(b)	issuable to insiders of the Company at any time;
which may be specified in the Plan, when combined with all of the Company’s other security-based compensation arrangements, to be in excess of 10% of the Company’s total issued and outstanding securities, respectively;

7.
if the Plan has a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan or, if the Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares underlying the options from the Plan reserve; and

8.	a change to the amendment provisions of the Plan;
provided that shareholder approval will not be required for increases or decreases or adjustment to the number of Common Shares subject to the Plan, deliverable upon the exercise of any option or subject to SARs, or adjustment in the exercise price for shares covered by options and the making of appropriate provisions for the continuance of the options (and related tandem SARs) outstanding under the Plan to prevent their dilution or enlargement in accordance with the section or sections of the Plan that provide for such increase, decrease, adjustments or provisions in respect of certain events, including the subdivision or consolidation of the Common Shares or reorganization, merger, consolidation or amalgamation of the Company, or for the amendment of such section or sections.
The Board of Directors has authority (without shareholder approval required) to make other amendments to the Plan or any option (and related tandem SAR) relating to:
1.
clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Plan’s provisions or a change to the provisions relating to the administration of the Plan);

2.
changing provisions relating to the manner of exercise of options (or related tandem SAR), including changing or adding any form of financial assistance provided by the Company to participants or, if the Plan has a fixed maximum number of securities issuable, adding provisions relating to a cashless exercise that provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan;

3.
changing the eligibility for and limitations on participation in the Plan (other than amendments of the Plan to increase any maximum limit of the number of securities that may be issued or issuable to insiders that may be specified in the Plan or the reintroduction of participation by non-management directors);

4.	changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry of options (or related tandem SARs);

5.
changing the provisions for termination of options so long as the change does not permit the Company to grant an option (and related tandem SAR) with an expiry date of more than seven years or extend an outstanding option’s expiry date;

6.
additions, deletions or alterations designed to respond to or comply with any applicable law or any tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement or to allow option holders to receive fair and equitable tax treatment under any applicable tax legislation; and

7.	certain changes to provisions on the transferability of options (and related tandem SARs) that do not require shareholder approval as described above.
No amendment of the provisions of the Plan or any option may, without the consent of the optionee, adversely affect or impair any options previously granted to an optionee under the Plan.

SHAREHOLDER PROPOSALS
Shareholder proposals to be considered at the 2011 Annual General Meeting of shareholders of the Company must be received at the principal executive offices of the Company no later than December 26, 2010 to be included in the Information Circular and form of proxy for such annual meeting.
ADDITIONAL INFORMATION
Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website at www.methanex.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.
The Company will provide to any person or company, without charge to any security holder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s comparative consolidated financial statements and MD&A for the year ended December 31, 2009, together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year.
If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge.
Pursuant to National Instrument 51-102, the Company is required to send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Company is only required to deliver the financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.methanex.com.
APPROVAL BY DIRECTORS
The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.
DATED at Vancouver, British Columbia this 5th day of March, 2010.

Randy Milner
Senior Vice President, General Counsel and Corporate Secretary

SCHEDULE A
TEXT OF RESOLUTION RATIFYING AND APPROVING
AMENDMENTS TO THE STOCK OPTION PLAN
WHEREAS, the Company wishes to amend its Stock Option Plan as set forth in the Amended Option Plan tabled at the Meeting and as described in the Information Circular of the Company dated March 5, 2010, to:
A.
provide for stock appreciation rights (“SARs”) to be granted in tandem with grants of options from and after March 5, 2010, which SARs include, without limitation, provisions that state that where an employee exercises a tandem SAR, the related option will be cancelled and the Common Share subject to such option will not be deducted from the number of Common Shares available for issuance in respect of future option grants under the Amended Option Plan;

B.
make various ancillary changes to the terms of the Stock Option Plan relating to the addition of the provision allowing for the granting of tandem SARs as set forth in the Amended Option Plan tabled at the Meeting and as described in the Information Circular of the Company dated March 5, 2010; and

C.
clarify that the maximum number of Common Shares issued to insiders of the Company pursuant to options under the Plan within any one year period, or issuable to insiders of the Company pursuant to options under the Plan at any time, must not, when combined with all of the Company’s other security based compensation arrangements, exceed 10% of the Company’s total issued and outstanding securities;

collectively, (the “Stock Option Plan Amendments”).
AND WHEREAS, on March 5, 2010 the Board of Directors of the Company approved the grant of options to purchase an additional 725,505 Common Shares with tandem SARs attached.
BE IT RESOLVED, as an ordinary resolution, that:
1.
the Stock Option Plan Amendments adopted by the Board of Directors of the Company on January 28, 2010 as set forth in the Amended Option Plan tabled at the meeting and as described in the Information Circular of the Company dated March 5, 2010, are hereby ratified, confirmed and approved; and

2.
any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.

A-1

SCHEDULE B
SHAREHOLDER PROPOSAL REGARDING ANNUAL ADVISORY VOTE ON EXECUTIVE COMPENSATION
The following shareholder proposal (the “Proposal”) has been submitted by a shareholder for consideration at the Meeting. This proposal and its supporting statement represent the views of the shareholder that submitted the Proposal. The Company is legally required to include the Proposal in this Information Circular. For the reasons set forth beginning on page B-2, the Board and management of the Company are opposed to this Proposal.
The submitting shareholder is Meritas Financial Inc. (“Meritas”), 1265 Strasburg Road, Kitchener, Ontario, N2R 1S6. The Proposal and the supporting statement from Meritas are set out verbatim below in italics:
RESOLVED, that: shareholders of Methanex Corporation urge the board of directors to adopt a policy that Methanex Corporation’s shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Methanex Corporation’s management, to ratify the compensation of the Named Executive Officers set forth in the proxy statement. The proposal submitted to shareholders should state clearly that the vote is non-binding and would not affect any compensation paid or awarded to any Named Executive Officer.
SUPPORTING STATEMENT:
Ever-improving executive compensation disclosure allows shareholders to become better informed with respect to the amounts to be paid to executives, the circumstances under which payments will be made, and the reasons for specific decisions about compensation structure. However disclosure is not a vote. It does not allow shareholders to provide any input on the decisions that have been made
Shareholders are seeking assurance that directors are making serious efforts to ensure that executive compensation is linked to corporate performance. Many are also concerned about the arrangements made with executives under pension schemes and severance packages. An advisory vote provides shareholders with an opportunity to register their views on all elements of executive compensation.
Shareholders of Canadian issuers do consider and vote on the adoption of stock-based compensation plans and many types of amendments made to the plans after they are adopted. Most other elements of executive compensation are not subject to a direct shareholder vote.
In the absence of a pay vote at Methanex Corporation, shareholders who do not support some or all aspects of the corporation’s executive compensation packages can only register this view through the relatively imprecise methods of withholding votes from the entire board or the directors on the compensation committee. An advisory vote will allow shareholders to clearly express their views of executive compensation by voting on the matter directly.
The institution of an advisory vote on executive compensation implicitly acknowledges the expertise of the directors charged with making decisions regarding compensatory matters while allowing shareholders to provide their views of those decisions. Most importantly, a shareholder vote on executive compensation has been found to improve communication between shareholders and issuers on executive compensation.
In the UK, virtually all public companies have been required to provide their shareholders with an advisory vote on executive compensation since 2003. Pension investment manager Railpen and proxy advisor PIRC recently reported that “Having a vote has been valuable in terms of increasing and enriching the dialogue between investors and the company. There is now a more sophisticated debate taking place.”2
A number of Canadian companies have agreed to provide their shareholders with an annual advisory vote on executive compensation, or ‘say on pay’, beginning in 2010. An advisory shareholder vote on executive compensation is now corporate governance best practice for public issuers in the Canadian market.

[2]	Say on Pay Six Years On: Lessons from the UK Experience, Deborah Gilshan, Corporate Governance Counsel, Railpen Investments and PIRC Limited, p. 23.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Board appreciates the importance that shareholders place on executive compensation and is aware that this issue is receiving intense public and regulatory attention, particularly in the United States. In Canada, the Canadian Coalition for Good Governance (CCGG) (a Canadian shareholder advocacy group) has taken the lead on this issue, calling for institutional shareholders to have regular, constructive engagement with boards and board compensation committees on executive compensation issues with shareholder advisory votes being only part of such engagement process.
The Board considers executive compensation to be one of its most important areas for focus and attention. The Human Resources Committee, comprised entirely of independent directors, is responsible for oversight of all elements of our executive compensation program. The Board and the Committee have worked diligently to ensure that our executive compensation program links pay to performance and aligns management with the interests of shareholders. We also strive to disclose our compensation practices clearly and concisely and to follow best practices in compensation disclosure.
The Board recommends that shareholders vote against the Proposal. The Board does not believe that a shareholder advisory vote is an effective means for achieving the goals of allowing shareholders to express their views on compensation decisions, increasing engagement with shareholders and ensuring that compensation is linked to corporate performance. We believe that we have in place better methods for achieving these goals, including our new web-based shareholder feedback survey (the details of which are described under the heading “Shareholder Survey on Executive Compensation” commencing on page 22).
The following describes in more detail why the Board recommends that shareholders vote against the Proposal. We also invite you to read the Chairman’s Message on Corporate Governance in our 2009 Annual Report, which adds his personal perspective on this issue.
Shareholder Feedback
We agree that shareholders should engage with the Company on the issue of executive compensation. In 2009, prior to receiving the Proposal, the Board extensively discussed this issue and concluded that an advisory vote would not provide actionable information. “No” votes only tell the Board that dissatisfaction exists, but not what particular aspects of the compensation program are found objectionable. In addition, “No” votes do not allow the Company to determine which of our shareholders have concerns with our executive compensation program because the Company cannot access the names of beneficial shareholders who vote through registered shareholders (such as brokerage houses). If the Company does not know who voted “No”, it cannot engage with an objecting shareholder on the issue of executive compensation as called for by the CCGG principles. The Railpen/PIRC Report referenced in the Proposal also calls for two-way engagement and states that “there is a responsibility on investors to ensure that they inform companies of the reasons why they have voted a certain way...”. In short, if a shareholder votes “No”, the Company has no way of knowing who that shareholder is or why it is dissatisfied with the Company’s approach to executive compensation. Without such knowledge, it will be extremely difficult for the Board to intelligently respond to the vote or engage with that shareholder.
The Board asked itself the following question: “If a shareholder advisory vote does not make sense, what form of shareholder engagement on executive compensation does?” The Board reviewed various shareholder feedback mechanisms used by other issuers and concluded that obtaining feedback through a web-based survey could be meaningful. This survey, which is “live” on our website between March 26, 2010 and June 30, 2010, allows shareholders to provide comments directly to the Chair of the Human Resources Committee. Shareholders may comment generally or on specific aspects of our executive compensation. They may leave comments in as much detail as they wish and shareholders who provide an e-mail address may be contacted in order for the Board to better understand their particular concerns. All comments will be provided to the Chair of the Human Resources Committee and discussed at the July 2010 Board meeting to determine what actions are to be taken to address concerns raised. We will provide a report on this process in our annual disclosure documents next year. It is our intention to run this web-based survey on an annual basis. For complete information on the survey and how you can access it, please see “Shareholder Survey on Executive Compensation” commencing on page 22.
The Board strongly believes that receiving written comments from shareholders through our web-based feedback survey and engaging in direct dialogue with such shareholders will provide far more meaningful insight into any shareholder concerns relating to executive compensation than through the proposed advisory vote. Shareholders who wish to publicly express their displeasure through a vote continue to have available to them the traditional method of withholding votes for directors who sit on the Human Resources Committee. We remind shareholders that the company has a Majority Voting Policy in place that requires directors who receive a majority of “Withhold” votes to immediately tender their resignation.

Engagement with Shareholders
The Company has always had a robust investor relations program, which we believe has fostered good communication between the Company and its shareholders. We believe that most of our shares are currently held by institutional investors. We target to arrange one-on-one meetings with the holders of the majority of these shares at least once per year. At each of these meetings we solicit feedback on our approach to executive compensation. Our web-based survey will further enhance communication with all shareholders, particularly smaller and retail shareholders. It should also be noted that the CCGG has recently implemented a Board Engagement Strategy and intends to meet with directors of Canadian public companies to discuss executive compensation practices. For more information on this initiative, refer to www.ccgg.ca.
In short, we believe that there are now a number of effective mechanisms in place for fostering and improving shareholder engagement on executive compensation issues and we do not believe that an advisory vote would be a material enhancement.
Linking Pay to Performance
Meritas states in its Proposal that shareholders are seeking assurance that directors are making serious efforts to ensure that executive compensation is linked to corporate performance. We do not agree that an advisory vote provides that “assurance.” We believe that assurance is provided through the extensive public disclosure of both our robust compensation practices and the actual remuneration awarded to our executives. Recently implemented legal requirements have expanded the disclosure Canadian companies must make. The result is that our Information Circular extensively describes the objectives and elements of our compensation program as well as the processes followed and factors taken into account by our Human Resources Committee in making compensation-related decisions. This year we have included additional disclosure on the linkages between pay and performance, including graphs comparing the annual change in cumulative total shareholder return with the change in executive compensation over the last five years to clearly illustrate how the compensation delivered to our NEOs is closely linked to company performance (see “Trend in Total Shareholder Return Compared to Trend in Executive Compensation” on page 41). We believe that this extensive disclosure demonstrates that we have effective linkage between pay and performance.
Finally, our Human Resources Committee invests a significant amount of time and effort to ensure that our compensation program links pay to performance and aligns management and shareholder interests. This has historically been an important focus of the Committee. Designing a compensation program that closely links remuneration to the Company’s performance requires a thorough understanding not only of the Company’s business strategy, financial situation and competitive environment but also of the financial (including tax) impact to both the Company and our employees. We believe that our qualified and engaged Board, with intimate knowledge of all of these things, and with the long-term interests of the Company in mind, is best placed to ensure that the appropriate linkages between pay and performance exist.
Conclusion
The Board strongly believes that the Company has in place effective mechanisms for obtaining shareholder feedback and increasing shareholder engagement on executive compensation. We believe that adopting an advisory vote is not an effective means for achieving these goals. Such a vote does not tell the Company who has a concern about executive compensation nor what their concern is. It is both an ineffective and one-way form of communication for an important issue that demands active, two-way engagement between the Company and its shareholders.
We also believe that our executive compensation practices, which have been extensively disclosed in our Information Circular, demonstrate good stewardship of our investors’ interests by establishing linkages between pay and performance and aligning management with the interests of shareholders.
For these reasons, the Board recommends that shareholders vote against the Meritas Proposal.
The Board of Directors unanimously recommends that shareholders vote AGAINST the resolution proposed by Meritas as set forth above. Unless instructed otherwise, the persons named in our form of proxy will vote AGAINST the resolution.

SCHEDULE C
METHANEX CORPORATE GOVERNANCE PRINCIPLES

1. OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES	2

2. CODE OF ETHICS	2

3. BOARD RESPONSIBLITIES	2

4. DIRECTOR RESPONSIBILITIES	2

5. BOARD LEADERSHIP	3

6. BOARD MEMBERSHIP	3

7. BOARD COMPENSATION	4

8. SHARE OWNERSHIP	5

9. ASSESSING THE BOARD’S PERFORMANCE	5

10. BOARD’S INTERACTION WITH STAKEHOLDERS	5

11. MEETING PROCEDURES	5

12. COMMITTEE MATTERS	6

13. BOARD RELATIONSHIP TO SENIOR MANAGEMENT	6

14. ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS	6

15. EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS	6

16. REVIEW OF CORPORATE GOVERNANCE PRINCIPLES	6

Exhibit A to the Methanex Corporate Governance Principles	7

1. OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES
The Board of Directors of Methanex Corporation (the “Company”) has adopted these Corporate Governance Principles as it is responsible for providing the foundation for a system of principled goal-setting, effective decision-making and ethical actions, with the objective of establishing a vital corporate entity that provides value to the Company’s shareholders.
2. CODE OF ETHICS
All directors, officers and employees are expected to display the highest standard of ethics. The Company has a Code of Business Conduct to establish guidelines for ethical and good business conduct by directors, officers and employees and the Code shall include guidance regarding conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality, fair dealing with third parties, compliance with laws and the reporting of illegal or unethical behaviour. The Board, through the Corporate Governance Committee, shall monitor compliance with the Code and annually review the Code’s contents.
3. BOARD RESPONSIBLITIES
The business of the Company is conducted by its employees, managers and officers, under the direction of the President and Chief Executive Officer (the “CEO”) and the stewardship and supervision of the Board of Directors.
The Board’s mandate is to oversee and provide policy guidance on the business and affairs of the Company, which includes;
•	monitoring overall corporate performance;

•	overseeing compensation and succession planning for, and performance of, executive officers, including the appointment and performance of the CEO;

•	adopting a strategic planning process and approving, at least annually, a strategic plan that takes into account, among other things, the opportunities and risks of the business;

•	evaluating the integrity of, and overseeing the implementation of, the Company’s management information systems and internal controls and procedures;

•	identifying and overseeing the implementation of systems to manage the principal risks of the Company’s business;

•	overseeing the implementation of appropriate disclosure controls, including a communication policy for the Company;

•	developing the Company’s approach to corporate governance; and

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and executive officers create a culture of integrity throughout the organization.
4. DIRECTOR RESPONSIBILITIES
Act in best interests
The primary responsibility of each director is to:
a)	act honestly and in good faith with a view to the best interest of the Company; and,

b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Participation
Directors are expected to prepare for, attend, and participate in meetings of the Board and the committees of which they are members. Directors will maintain the confidentiality of the deliberations and decisions of the Board and information received at meetings, except as may be specified by the Chairman or if the information is publicly disclosed by the Company.
Performance
Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process that shall include a self-evaluation and a confidential discussion with the Chairman.
Ongoing education
Directors are encouraged to attend seminars, conferences, and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. From time to time, the Corporation will arrange for site visits and other special presentations intended to deepen the directors’ familiarity with the Company and its affairs.
5. BOARD LEADERSHIP
Selection of Chairman and CEO
The Board elects its Chairman and appoints the Company’s CEO. As a general principle, the Board believes that the Chairman and the CEO should not be the same person.
Lead Independent Director
In order to ensure independent Board leadership, the Board is committed to having either an independent Chairman or a Lead Independent Director. If the Chairman is not independent, the independent directors on the Board (please refer to Exhibit A for definition of independent director) shall select from among themselves a Lead Independent Director.
Either the Chairman or the Lead Independent Director, as applicable, shall chair regular meetings of the independent directors and assume other responsibilities described in the Terms of Reference for the Chairman or the Lead Independent Director (as applicable) or which the Corporate Governance Committee may designate.
6. BOARD MEMBERSHIP
Criteria for Board membership
The Corporate Governance Committee will review each year the credentials of candidates to be considered for nomination to the Board. The objective of this review will be to maintain a composition of the Board that provides a satisfactory mix of skills and experience. This review will include taking into account the desirability of maintaining a reasonable diversity of personal characteristics but maintaining common characteristics such as personal integrity, achievement in individual fields of expertise and a willingness to devote necessary time to Board matters. The Corporate Governance Committee will recommend to the Board the action to be taken to effect changes in incumbent directors if, in the opinion of the Committee after discussion with the Chairman and the CEO, such changes are deemed appropriate.
New directors
The Corporate Governance Committee is responsible for identifying new candidates to be recommended for election to the Board and is also responsible for establishing criteria for the selection of new directors and conducting all necessary inquiries into their backgrounds and qualifications and making recommendations to the full Board.

Majority voting
The Company has implemented a majority voting policy which provides that any nominee for election as a director at an Annual General Meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour, is deemed not to have received the support of shareholders even though duly elected as a matter of law.
Orientation
The Company will provide new directors with an orientation to the Company, its management structure and operations, the industry in which the Company operates, and key legal, financial and operational issues. An information package will be provided that will include information about the duties of directors, the business of the Company, documents from recent Board meetings, information regarding corporate governance and the structure and procedures of the Board and its committees. New directors will also be provided with an opportunity to meet senior management and other directors and to tour the Company’s operations.
Board composition
The Company’s bylaws provide for the directors to establish the number of directors to sit on the Board within a broad minimum/maximum range. The directors are to determine a size of Board large enough to provide a diversity of expertise and opinion, yet small enough to allow for efficient operation and decision-making. The Corporate Governance Committee annually reviews the size of the Board and recommends any changes it determines appropriate. The Board is to be composed of a substantial majority of independent directors.
Directors who change their present occupation
Directors who retire or otherwise leave or change the position they held when they first were appointed to the Board should not necessarily leave the Board. In this circumstance, the Corporate Governance Committee shall review the appropriateness of a director’s continued service on the Board. When continued service does not appear appropriate, the director may be asked to stand down.
Term limits
The Directors are elected by the shareholders at every Annual General Meeting. The term of office of each director shall expire at the close of the Annual General Meeting of Shareholders following that at which he or she was elected.
Cumulative term limits for directors should not be established as this could have the effect of forcing directors off the Board who have gained a deep and detailed knowledge of the Company’s operations and business affairs. At the same time, the value of some turnover in Board membership to provide an ongoing input of fresh ideas and new knowledge is recognized. The Corporate Governance Committee shall review annually the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity.
Retirement age
The Board has determined that there should not be a mandatory retirement age for directors.
Other Board memberships
Whether service on other boards is likely to interfere with the performance of a director’s duties to the Company depends on the individual and the nature of their other activities. The Board believes that the commitment required for effective membership on the Company’s Board is such that directors are to consult with the Chairman and the Chair of the Corporate Governance Committee prior to accepting an invitation to serve on another board.
7. BOARD COMPENSATION
Directors are required to devote significant time and energy to the performance of their duties. To attract and retain able and experienced directors, they are to be compensated competitively. The Corporate Governance Committee is responsible for reviewing the compensation and benefits of directors and making a recommendation to the Board. Directors who are employees of the Company receive no additional compensation for service on the Board.

Director compensation consists of cash and share-based long-term incentives. The cash portion may be comprised of an annual retainer, meeting fees and supplemental fees for committee Chairs. The long-term incentives will normally be structured so as to vest over time because time-based vesting assists in retaining the continued services of directors and aligning their actions with long-term shareholder interests.
8. SHARE OWNERSHIP
The Company shall establish guidelines for Company stock ownership by directors, executive officers and other managers of the Company as such guidelines help to more closely align their economic interests with those of other stockholders.
9. ASSESSING THE BOARD’S PERFORMANCE
The Board and each Board committee will conduct an annual self-evaluation. The Corporate Governance Committee is responsible for overseeing these evaluations and reporting their results to the Board. The purpose of these reviews is to contribute to a process of continuous improvement in executing the responsibilities of the Board and its committees.
All directors are encouraged to make suggestions on improving the practices of the Board and its committees at any time and to direct those suggestions to the Chairman or the appropriate committee Chair.
10. BOARD’S INTERACTION WITH STAKEHOLDERS
It is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public, and the Board shall ensure that the Company has systems in place to receive feedback from stakeholders. If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman. If shareholders or other stakeholders communicate with the Chairman or other directors, management will be informed and consulted in order to formulate the appropriate response.
11. MEETING PROCEDURES
Scheduling of Board meetings and selection of agenda items
The Board normally holds five regular Board meetings each year. The Chairman and the CEO, in consultation with the Corporate Secretary, develops the agenda for each Board meeting. Directors are encouraged to suggest items they would like to have considered for the meeting agenda.
Board materials distributed in advance
Information supporting Board meeting agenda items is to be provided to directors approximately seven days before the meeting. Such materials should focus attention on the critical issues to be considered by the Board.
Non-directors at Board meetings
The Chairman shall ensure those Company officers and other members of management who attend Board meetings (1) can provide insight into the matters being discussed and/or (2) are individuals with high potential who the directors should have the opportunity to meet and evaluate. Management should consult with the Chairman if it proposes that any outside advisors attend a Board meeting.
Sessions of independent directors
Every Board meeting shall be accompanied by an independent directors’ session at which no executive directors or other members of management are present. The object of the session is to ensure free and open discussion and communication among the non-executive, independent directors. The Chairman (or the Lead Independent Director if the Chairman is not independent) shall chair such meetings. If the Lead Independent Director chairs such meetings, he or she shall regularly advise the Chairman of the business of such meetings.

12. COMMITTEE MATTERS
Committee structure
The Board, through the Corporate Governance Committee, shall constitute such committees as it determines necessary and as may be required by law. Each committee will have its own mandate that shall set forth the committee’s responsibilities, structure and procedure.
The current committee structure and the performance of each committee are to be reviewed annually by the Corporate Governance Committee.
Assignment of directors to committees
The Corporate Governance Committee is responsible for proposing to the Board the Chair and members of each committee on an annual basis. In preparing its recommendations, the Committee will consult with the Chairman and the CEO and take into account the preferences of the individual directors.
Committee assignments should be based on the director’s knowledge, interests and areas of expertise. The Board believes experience and continuity are more important than rotation and that directors should only be rotated if doing so is likely to improve Committee performance or facilitate the work of the Committee.
Frequency and length of committee meetings
Each committee Chair will develop that committee’s meeting agenda through consultation with members of the committee, management and the Corporate Secretary. The Chair of each committee will determine the schedule of meetings of that committee based upon an annual work plan designed to discharge the responsibilities of the committee as set out in its mandate.
13. BOARD RELATIONSHIP TO SENIOR MANAGEMENT
Directors have complete access to the Company’s senior management. Written communications from directors to members of management will be copied to the Chairman and the CEO.
The Board also encourages directors to make themselves available for consultation with management outside Board meetings to provide counsel on subjects where such directors have special knowledge and experience.
14. ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS
The Board and each committee shall have the resources and authority appropriate to discharge their duties and responsibilities. This shall include the power to hire outside advisors without consulting or obtaining the approval of management in advance. Any individual director who wishes to engage an outside advisor should review the request with the Chairman.
15. EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS
Performance evaluation of the CEO
The Board, through the Human Resources Committee, will annually review the CEO’s performance as measured against mutually agreed goals and objectives. This review will also be used in establishing the CEO’s annual compensation.
Performance evaluation and succession planning of executive officers
The Board, through the Human Resources Committee, will annually review the performance and compensation packages of the officers of the Company who report directly to the CEO and any other officer whose compensation is required to be publicly disclosed and will also annually review the succession plan for the CEO and the executive officers.
16. REVIEW OF CORPORATE GOVERNANCE PRINCIPLES
The Corporate Governance Committee shall review these Corporate Governance Principles annually and report to the Board any recommendations it may have for their amendment.

EXHIBIT A to the Methanex Corporate Governance Principles
An “independent director” is a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, provided however that persons who fall within any of the categories set out below will be deemed not to be independent:
(1)	a director who is, or at any time during the past three years was, employed by the Company, its parent or any subsidiary of the Company;

(2)
a director who accepts or has a “family member” (which is defined to include a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home) who accepts any payments from the Company, its parent or any subsidiary of the Company, in excess of US $75,000 during the current fiscal year or any of the past three fiscal years, other than compensation for Board or committee service, payments arising solely from investments in the Company’s securities, compensation paid to a family member who is a non-executive employee of the Company, its parent or a subsidiary of the Company, benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(3)	a director who is a family member of an individual who is, or has been in any of the past three years, employed by the Company, its parent or by any subsidiary of the Company as an executive officer;

(4)
a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company’s securities and payments under non-discretionary charitable contribution matching programs) in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or US $200,000, whichever is more;

(5)
a director who is or has been, or has a family member who is or has been, employed as an executive of another entity at any time during the past three years where any of the Company’s executives serve on the compensation committee of that other entity; and

(6)
a director who is, or has a family member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor, and worked on the Company’s audit, at any time during the past three years.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 26, 2010	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary